  As filed with the Securities and Exchange Commission on December 19, 1997.

                                                     Registration No. 333-_____
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             ---------------------
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             ---------------------
                        FANIA ENTERTAINMENT GROUP, LTD.
       (Exact name of Small Business Issuer as specified in its charter)



                   Delaware                                    3652                           13-3975933
 (State or other jurisdiction of incorporation     (Primary standard industrial     (I.R.S. employer identification
                   or organization)                   classification number)                   number)

                              112 West 31st Street
                              New York, NY 10001
                                 (212) 967-3114
         (Address and telephone number of principal executive offices)
                            ---------------------
                           Gerald Masucci, Chairman
                        Fania Entertainment Group, Ltd.
                             112 West 31st Street
                              New York, NY 10001
                                 (212) 967-3114
           (Name, address and telephone number of agent for service)

                            ---------------------
                                   Copies to:


       Robert J. Mittman, Esq.           Lawrence B. Fisher, Esq.
        Tenzer Greenblatt LLP        Orrick, Herrington & Sutcliffe LLP
        405 Lexington Avenue                 666 Fifth Avenue
      New York, New York 10174           New York, New York 10103
   Telephone No. (212) 885-5000        Telephone No. (212) 506-5000
   Telecopier No. (212) 885-5001       Telecopier No. (212) 506-5151

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.


     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                          Proposed            Proposed
                                                          Maximum             Maximum
     Title of each Class of         Amount to be       Offering Price    Aggregate Offering       Amount of
   Securities to be Registered      Registered          Per Share(1)          Price(1)         Registration Fee
Common Stock, par value $.01 per
 share   ........................      1,840,000(2)        $ 7.00            $12,880,000          $3,799.60
Representative's Warrants(3)  ...        160,000            .0001            $        16                 (4)
Common Stock, par value $.01 per
 share, issuable upon exercise of
 the Representative's Warrants           160,000(4)        $ 8.40            $ 1,344,000          $  396.48
Total Registration Fee   ..................................................................       $4,196.08

--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee.

(2) Includes 240,000 additional shares of Common Stock pursuant to an over-allotment option.

(3) Represents warrants to be issued by the Company to the Representative at the time of delivery and acceptance of the securities to be sold by the Company to the public hereunder.

(4) Based on Rule 457(g), no fee is required.
                            ---------------------
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                SUBJECT TO COMPLETION, DATED DECEMBER 19, 1997

                               1,600,000 Shares


                        FANIA ENTERTAINMENT GROUP, LTD.
                                 Common Stock
                            ---------------------
     Fania Entertainment Group, Ltd. (the "Company") is offering hereby 1,600,000 shares of common stock, par value $.01 per share (the "Common Stock"). Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that any such market will develop. It is anticipated that the Common Stock will be quoted on the Nasdaq National Market ("Nasdaq") under the symbol "FNIA." It is currently estimated that the initial public offering price of the Common Stock will be between $6.00 and $7.00 per share. For a discussion of the factors considered in determining the offering price, see "Underwriting."
                            ---------------------
   THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE
              SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING
                           ON PAGE 6 AND "DILUTION."

                            ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                    Price     Underwriting      Proceeds
                     to       Discounts and        to
                   Public    Commissions(1)    Company(2)
Per Share  ......  $              $               $
Total (3)  ......  $              $               $

--------------------------------------------------------------------------------
(1) Does not include additional compensation payable to Gilford Securities Incorporated (the "Representative") in the form of a non-accountable expense allowance. In addition, see "Underwriting" for information concerning indemnification and contribution arrangements with the Underwriters and other compensation payable to the Representative.


(2) Before deducting estimated expenses, including the non-accountable expense
    allowance in the amount of $    ($   , if the Underwriters' over-allotment
    option is exercised in full), estimated at $   , payable by the Company.


(3) The Company has granted to the Underwriters an option, exercisable within 45 days from the date of this Prospectus, to purchase up to 240,000 additional shares of Common Stock, on the same terms set forth above, solely for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts
    and Commissions and Proceeds to Company will be $   , $    and $   ,
    respectively. See "Underwriting."
                            ---------------------
     The shares of Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the several Underwriters and subject to the approval of certain legal matters by their counsel and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the offering and to reject any order in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment therefor at the offices of
Gilford Securities Incorporated, New York, New York on or about     , 1998.

                             ---------------------
                        Gilford Securities Incorporated

                   The date of this Prospectus is     , 1998.

[Inside front cover: the Company's logo consisting of the Fania name, an artist's rendering of a Latin music
            group and logos relating to the Company's record labels]





























     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS, ON NASDAQ, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE, WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION MAINTAINED BY THE UNDERWRITERS IN THE COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless the context indicates otherwise (i) references in this Prospectus to the "Company" include Sonido Inc. ("Sonido"), the Company's predecessor, and Jerry Masucci Music, Inc. ("JMM"), which will become a wholly-owned subsidiary of the Company on the date of this Prospectus, (ii) this Prospectus gives effect to a reorganization (the "Reorganization"), effective as of the date of this Prospectus, pursuant to which Sonido will transfer certain assets to the Company, and (iii) this Prospectus assumes no exercise of the Underwriters' overallotment option to purchase 240,000 additional shares of Common Stock. See "The Company" and "Underwriting."


                                  The Company

     Fania Entertainment Group, Ltd. (the "Company" or "Fania") is an independent record company that produces, markets and sells Latin music on compact discs ("CDs") and cassette tapes. Since its inception, the Company has specialized in "classic" Latin music contained in its extensive library or "catalog" of Salsa, Merengue, Latin jazz and Latin pop master recordings by major Latin artists. Ruben Blades, Willie Colon, Hector Lavoe, Celia Cruz, Johnny Pacheco, Tito Puente and the Fania All-Stars are among the performers featured in the Company's catalog. Fania has recently begun to pursue the acquisition, production and promotion of recorded music by promising new Latin artists.

     In 1964, Jerry Masucci, Chairman, President and Chief Executive Officer of the Company, and Johnny Pacheco, a Latin bandleader, founded the original Fania Records ("Fania Records"). The Fania label gained widespread recognition as one of the most influential Salsa labels in Latin music history. In fifteen years, Fania Records produced more than 650 Latin albums, including more than 50 gold or platinum Latin records, five of which received Grammy Awards for Best Latin Recording or Best Tropical Latin Performance. Fania Records also developed or acquired ten Latin record labels and more than 1,300 master recordings, representing a library of more than 10,000 individual songs. In 1979, Fania Records sold the catalog to Valsyn, S.A. ("Valsyn"), a Uruguay corporation. In 1986, the Company licensed the exclusive right to exploit the catalog in the United States and Puerto Rico from Valsyn (the "Valsyn License"). The Company has acquired part of the catalog through payments made under the Valsyn License since 1986, and intends to use a portion of the proceeds of this offering to purchase the balance of the catalog (including all publishing and foreign licensing rights).

     Sales of Latin music have increased significantly in recent years. According to the Recording Industry Association of America, retail sales of Latin music in the United States were approximately $392 million in 1996 and approximately $213 million during the first six months of 1997, an increase of 25% from the same period in 1996, despite an overall decline in the recording industry. Sales of Latin music have also increased in certain countries in Latin America, as well as in Europe and Asia.

     The Company's products include new releases by artists under contract or license, as well as compilations and re-releases of previously recorded music. Since January 1997, the Company has entered into agreements with five Latin recording artists. In June 1996, the Company entered into an agreement with Pyrale Commercial S.A. ("Pyrale"), an independent production company organized under the laws of Panama. Pyrale granted the Company the exclusive right worldwide (except in Panama) to manufacture, advertise and sell Pyrale's master recordings by Cuban artists, such as Paulito and Dan Den. The Company has released nine recordings under this arrangement to date. The Company plans to release at least ten new recordings, compilations and re-releases during the twelve months following the consummation of this offering.

     The Company recently entered into a three-year agreement with Sony Discos Inc. ("Sony"), a leading distributor of Latin music. Sony has agreed to act as the exclusive distributor for certain of the Company's products in the United States and Puerto Rico. Sony is currently distributing twelve of the Company's recordings, including a new recording by the Fania All-Stars entitled "Bravo" and six new compilations of previously released Fania All-Star recordings.

     The Company's products are sold domestically primarily in small record outlets in Latin neighborhoods and Latin record sections of Virgin Records, HMV, Sam Goody's and other recorded music chains. The Company also sells products in international markets, primarily in Colombia and Venezuela. For the year ended December 31, 1996, sales of recordings in domestic and international markets accounted for approximately 61.6% and 38.4%, respectively, of the Company's revenues.

     The Company intends to use a portion of the proceeds of this offering to significantly expand its advertising, marketing and promotional activities, primarily by purchasing advertising time on broadcast media designed to maximize exposure of the Company's new releases and to promote the Fania name. The Company's strategy is to (i) acquire a roster of talented new Latin recording artists by capitalizing on management's expertise in identifying artists with potential for commercial success, (ii) expand its operations by increasing distribution of its recordings in new and existing geographic markets, including foreign markets with significant growth potential and (iii) pursue opportunities by making selective acquisitions of master recordings or businesses which management believes will enhance Fania's growth prospects. There can be no assurance that the Company will be able to successfully expand its operations.

     The Company's principal executive offices are located at 112 West 31st Street, New York, New York 10001 and its telephone number is (212) 967-3114.


                                 The Offering

Common Stock offered.....   1,600,000 shares

Common Stock to be outstanding
 after the offering(1)...   4,575,000 shares

Use of Proceeds..........   The Company intends to use the net proceeds of
                            this offering for the acquisition of the catalog;
                            record production and manufacturing; advertising, marketing and promotion; and the balance for working capital and general corporate purposes. See "Use of Proceeds."

Risk Factors.............   The shares offered hereby involve a high degree of
                            risk and immediate substantial dilution. See "Risk
                            Factors" and "Dilution."

Proposed Nasdaq National Market
 symbol..................   FNIA

-------------
(1) Does not include (i) 160,000 shares of Common Stock reserved for issuance upon exercise of the Representative's Warrants; (ii) 131,000 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Company's Stock Option Plan (the "Plan") and (iii) 119,000 shares of Common Stock reserved for issuance upon exercise of options available for future grant under the Plan. See "Management -- Stock Option Plan" and "Underwriting."

                         Summary Financial Information
                (in thousands, except share and per share data)

     The summary financial information set forth below is derived from the financial statements appearing elsewhere in this Prospectus. Such information should be read in conjunction with such financial statements, including the notes thereto.

Statement of Income Data:



                                                                         Nine Months
                                      Year Ended December 31,        Ended September 30,
                                    ---------------------------   --------------------------
                                      1995           1996           1996           1997
                                    ------------   ------------   ------------   -----------
Total revenues ..................   $   4,002      $   5,104      $   3,602       $    3,731
Operating income  ...............       1,364          1,771          1,337            1,335
Income before income
  taxes  ........................         927          1,415          1,091            1,164
Net income(1)  ..................         897            863            696              716
Net income per share ............         .30            .29            .23              .24
Weighted average number of shares
  outstanding  ..................   2,975,000      2,975,000      2,975,000        2,975,000

Balance Sheet Data:



                                                     September 30, 1997
                                         -------------------------------------------
                                                                       Pro Forma
                                         Actual     Pro Forma(2)     As Adjusted(3)
                                         --------   --------------   ---------------
Working capital (deficit) ............   $1,836       $ (1,102)          $4,523
Total assets  ........................    8,371          4,769            9,547
Short-term debt  .....................    2,207          2,207            1,350
Total liabilities   ..................    7,003          6,490            2,720
Stockholders' equity (deficit)  ......    1,368         (1,721)           6,827

-------------
(1) Reflects utilization of net operating loss carryforwards of approximately $850,000 in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Gives pro forma effect to the Reorganization, including an aggregate of $3,089,000 of net assets retained by Sonido. See "The Company" and Note 12 to Notes to Financial Statements.

(3) As adjusted to give effect to the sale of the Common Stock offered hereby (based on an assumed public offering price of $6.50 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

     The shares offered hereby involve a high degree of risk. Prospective investors should carefully consider the following risk factors before making an investment decision.

     Limited Relevant Operating History. Although the Company has been successful in marketing, promoting and publishing its catalog and management has significant experience in the recording industry, the Company has only recently begun to pursue the acquisition, production and promotion of newly recorded music. Accordingly, the Company has a limited relevant history of record production operations upon which an evaluation of its growth prospects can be made. The Company currently has a limited number of artists under contract, and there can be no assurance that the Company will be successful in implementing its business plans. The Company's growth prospects must be considered in light of the numerous risks, uncertainties, delays, problems and difficulties frequently encountered in the establishment of a new business in a highly competitive industry characterized by a high rate of business failures and short product life cycles. See "Business."

     Risks of Record Production and Promotion; Possible Cost Overruns. Record production and promotion activities are speculative and are subject to all of the risks associated with the recording industry generally. Many commercial recordings released in the United States do not earn sufficient gross receipts to cover the costs of production and distribution and return initial investments. Production costs, as well as promotion and marketing expenses, and third-party participations payable to producers, recording artists and others, which reduce potential revenues derived from record sales, have increased significantly in recent years. The Company's future operating results will depend on numerous factors beyond its control, such as the popularity and timing of other recordings being released, retail prices, national, regional and local economic conditions (particularly adverse conditions affecting discretionary consumer spending), changes in consumer demographics, critical reviews and public tastes and preferences, which change rapidly and cannot be predicted. The Company's ability to plan for record production and promotional activities will be significantly affected by its ability to anticipate and respond to changes in consumer tastes and preferences, primarily those consumers comprising the Company's target market. A decline in the popularity of Latin music or in the recording industry generally (including the recent downturn in such industry) or in particular market segments could adversely affect the Company's business and prospects.

     Record production activities are also subject to unforeseen events, unanticipated production cost overruns and technical and operating difficulties. Significant up-front expenses associated with record production and promotion could adversely affect the Company's future operating results. Although the Company seeks to reduce the financial risk of individual recordings by limiting its initial production runs, actual production costs may exceed production budgets and the occurrence of material cost overruns could have a material adverse effect on the Company's operating results. See "Business."

     Dependence on Catalog Sales; Limited Artist Roster; Uncertainty of Market Acceptance. To date, substantially all of the Company's revenues have been derived from the sale of catalog CDs and tapes, a decline in the sale of which would have a material adverse effect on the Company. A significant portion of the Company's future revenues are expected to be derived from the exploitation of a limited number of new and unknown recording artists in limited musical genres. Accordingly, the Company's continued success will be dependent upon its ability to sign and retain promising artists who will appeal to popular taste over a significant period of time. As is typically the case in the record industry, demand and market acceptance for newly introduced and unknown artists and recordings is subject to a high level of uncertainty. Achieving market acceptance for new artists and recordings will require significant efforts and expenditures by the Company for advertising, marketing and promotional activities, including obtaining access to television and radio "air time" to create awareness of and demand for its recordings by consumers. The Company currently has limited marketing capabilities, resources and personnel. The Company intends to use a portion of the proceeds of this offering to significantly expand its marketing and promotional activities and hire additional personnel. There can be no assurance that the Company will be able, for financial or other reasons, to successfully promote and market its newly recorded music or that any of its efforts will result in initial or continued market acceptance for the Company's products. See "Business -- Advertising, Promotion and Marketing."

     Competition. The Company faces intense competition for a finite amount of consumer discretionary spending from numerous other record companies and other businesses in the entertainment industry, including from the major recording companies (Sony, Warner, Universal, BMG, Capitol-EMI and PolyGram), all of which have substantially greater resources, history of relationships in attracting talent, obtaining properties and hiring key employees for the production of recordings. The Company also competes with other significant independent record labels, such as FonoVisa, Platano Records, Karen Records and RMM Records & Video Corp. The market for recorded music is dominated by the major record companies, certain of which are a part of larger entertainment conglomerates, and have Latin recording divisions with significant financial resources and promotional budgets and large artist and repertoire (A&R) staffs to compete for a limited number of promising Latin recording artists, producers and writers. There is also intense competition within the recording industry for access to playing time on Hispanic television stations and other video outlets, and for "air time" by radio disc jockeys, which is essential to gain attention and create demand for recordings. There can be no assurance that any of the Company's artists, recordings or music videos will gain the exposure required to generate significant market interest or that the Company will be able to continue to compete successfully. See "Business -- Competition."


     Dependence on Third-Party Distributors. The Company sells its catalog of CDs and tapes to wholesale distributors. Sales to a limited number of distributors have and will continue to account for a substantial portion of the Company's revenues. For the year ended December 31, 1996 and the nine months ended September 30, 1997, sales of catalog CDs and tapes to five distributors accounted for approximately 70.0% and 67.4%, respectively, of the Company's revenues. For the nine months ended September 30, 1997 three of the Company's largest distributors accounted for 47.0% of the Company's revenues, with Sony accounting for approximately 15.0%. The Company has recently entered into a three-year agreement with Sony pursuant to which Sony agreed to distribute the Company's recorded music in the United States and Puerto Rico in consideration of a distribution fee of approximately 16% of revenues. The Company's success will be largely dependent upon the marketing efforts of Sony and its other principal distributors and upon sales of the Company's products to their principal accounts. Sony has and will continue to distribute other recordings, including recordings in which Sony will have a large financial interest and, accordingly, Sony may prefer its own recordings over the Company's in making distribution decisions. Sony has the right to terminate the agreement if for any reason Jerry Masucci, Chairman, President and Chief Executive Officer of the Company, fails to be in the full-time, active management of the Company. The loss of Sony or any other principal distributor, a significant reduction in sales attributable to such distributors, or a decline in the economic prospects of any such distributor would have material adverse effect on the Company. See "Business -- Distribution."


     Product Returns. The Company's CDs and tapes are subject to return if not sold to consumers. At the time of product sales, the Company establishes a reserve for future returns based primarily on historical return rates and recognizes revenues net of estimated product returns. The Company has historically experienced a return rate of less than 1% of gross revenue derived from sales of catalog CDs and tapes, although the Company anticipates that product returns will increase in connection with sales of new recordings. The Company's agreement with Sony permits Sony to withhold up to 20% of revenues for product returns. Product returns which significantly exceed the Company's reserves would materially adversely affect the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Dependence on Third-Party Manufacturers. The Company relies on third-party vendors for the manufacture of CD's and tapes. The Company does not maintain agreements with any of its manufacturers and purchases CDs and tapes pursuant to purchase orders placed from time to time in the ordinary course of business. For the year ended December 31, 1996 and the nine months ended September 30, 1997, three manufacturers accounted for approximately 89.1% and 77.7%, respectively, of product purchases. The Company will be dependent on the ability of such manufacturers and other vendors to provide adequate supplies of CDs and tapes on a timely basis and on favorable terms. Several of these manufacturers require that the Company purchase certain minimum quantities of CDs and tapes with each purchase order. Although the Company believes that alternative manufacturing sources are currently available, there can be no assurance that manufacturers will have sufficient production capacity or incentive to satisfy the Company's product and scheduling requirements during any period of sustained demand or that the Company will not be subject to price fluctuations or periodic delays. Failure or delay by the Company's manufacturers in supplying CDs and tapes to the Company on favorable terms could result in material interruptions in its operations and adversely affect the Company's ability to deliver its products on a timely and competitive basis. See "Business -- Manufacturing."

     International Trade. A significant portion of the Company's sales of catalog CDs and tapes are made in international markets, primarily in Colombia and Venezuela. For the year ended December 31, 1996 and the nine months ended September 30, 1997, sales in international markets accounted for approximately 38.4% and 31.9%, respectively, of the Company's revenues. The Company intends to continue to exploit its catalog and artists' recordings outside of the United States and Puerto Rico and will continue to seek access to foreign markets principally through license arrangements with record companies and direct sales. Consequently, the Company will be subject to increased credit risks, customs duties and other trade restrictions, fluctuations in foreign currency exchange rates, shipping delays and international political and economic developments. A decline in the economic prospects of emerging foreign markets could adversely affect the Company's ability to expand international sales. Foreign sales also involve potential difficulties in enforcing foreign license arrangements in the event of non-performance by the licensee. See "Business -- Distribution."

     Unauthorized Recordings; Enforceability of Property Rights. The Company's business could be adversely affected the by the unauthorized reproduction of recordings for commercial sale and by home taping. Unauthorized recordings of the Company's products could result in the loss of substantial revenues, particularly in foreign markets. The Company has in the past and may in the future file lawsuits, either on its own behalf or in conjunction with other music publishers, copyright owners and publishing organizations seeking injunctive relief and/or monetary damages from persons and companies who interfere with the Company's property rights. In December 1996, the Company filed an action against third parties alleging infringement of the Company's rights to certain catalog recordings. The Company obtained preliminary injunctive relief and continues to seek unspecified damages and a permanent injunction. Future actions could be costly and time consuming and may divert management's attention from the Company's business affairs. Many of the Company's master recordings were made prior to 1972 and are not subject to statutory copyright protection. Due primarily to the vintage of many master recordings in the Company's catalog, original documentation of the Company's claim of title may be unavailable or difficult to locate, which could adversely affect the Company's ability to sustain its rights in certain properties in the event of disputes over ownership rights. There has been no challenge to any of the Company's property rights from original recording artists or producers to date. See "Business -- Intellectual Property."

     Technological Change. New technologies, including digital audio tape and recordable CD technology, may increase the opportunity for contraband reproduction for distribution as well as the opportunity for consumers to make high quality home copies of recordings. In the absence of adequate copyright or other protections, new recording technologies could adversely affect the sale of CDs and tapes. The Company's recordings are currently produced primarily for CDs. A leveling off or a decline in sales of CDs, as a result of the introduction of new technologies, such as digital video discs and enhanced CD ROM, could also adversely affect the Company's future operating results. See "Business Intellectual Property."

     Significant Payment Obligation; Personal Guarantees. In connection with the purchase of the catalog from Valsyn, the Company agreed to make a final payment to Valsyn of $1,500,000 on the first anniversary of the consummation of this offering. The Company has not allocated any portion of the proceeds of this offering to satisfy such obligation, and there can be no assurance that cash flow from operations will be sufficient to do so or that the Company will not be required to use a portion of the proceeds of this offering to make such payment to Valsyn. To the extent that the Company uses proceeds of this offering to satisfy such obligation, the Company will have less resources available to it for other purposes. The Company's $1,500,000 obligation to Valsyn, as well as Sonido's obligation to pay Valsyn $450,000 on the tenth day following the consummation of this offering, have been personally guaranteed by Mr. Masucci. Neither Mr. Masucci nor any other person has any obligation to provide any other personal guarantees if required by the Company, and there can be no assurance that any such personal guarantees will be available in the future. See "Business -- The Catalog."

     Dependence on Pyrale; Cuban Artists. The Company has entered into an agreement with Pyrale pursuant to which Pyrale granted the Company the exclusive right worldwide (except in Panama) to manufacture, advertise and sell copies of Pyrale's master recordings. The Company's agreement with Pyrale obligates the Company to make advances currently aggregating $400,000 through May 1999 and royalty payments (generally equal to 14% of retail prices of CDs and tapes) during the term of the agreement. Failure to make payments or other default by the Company may result in modification or termination of the agreement, which could limit the Company's ability to exploit the music of Cuban artists. In March 1995, the United States Department of the Treasury granted to Mr. Masucci a license to travel to Cuba for the purpose of importing into the United States infor-mational material (recordings) created by Cuban artists under an exemption from applicable regulations. These regulations prohibit the Company from entering into recording contracts with Cuban nationals for the creation of new recordings. The Company's license expires on December 31, 1997. Although the license has been renewed each year, nonrenewal of such license could also limit the Company's ability to exploit the music of Cuban artists. The Company's agreement with Sony provides that Sony is not obligated to distribute products featuring the performances of artists who reside in or who are citizens of Cuba. See "Business -- Artist Roster and New Releases" and "-- Distribution."

     Dependence on Key Personnel; Limited Management. The success of the Company is currently entirely dependent on the personal efforts of Jerry Masucci, its Chairman, President and Chief Executive Officer, and Victor Gallo, its Vice President. Although the Company has entered into employment agreements with each of Messrs. Masucci and Gallo, the loss or interruption of the services of such individuals could have a material adverse effect on the Company's business and prospects. The Company intends to obtain "key-man" insurance in the amount of $1 million on the life of Mr. Masucci prior to the consummation of this offering. The success of the Company will also be dependent upon its ability to hire and retain additional qualified management, marketing and other personnel. The Company currently has limited management and other personnel. None of such personnel has experience in managing the affairs of a publicly-held company. Competition for qualified personnel in the recording industry is intense, and there can be no assurance that the Company will be able to hire or retain additional qualified personnel. Failure to hire and retain additional qualified personnel could adversely affect the Company's ability to expand its operations. See "Management."

     Significant Capital Requirements; Possible Need for Additional
Financing. The music recording and distribution business is capital intensive. The Company is dependent on the proceeds of this offering to purchase the balance of the catalog, engage in record production and promotional activities and finance its working capital requirements. Based on currently proposed plans and assumptions relating to its operations, the Company believes that the proceeds of this offering, together with projected cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this offering. In the event that the Company's plans change, its assumptions change or prove to be inaccurate or if the proceeds of this offering or cash flow prove to be insufficient to fund operations, the Company may be required to obtain additional financing sooner than anticipated. There can be no assurance that additional financing will be available to the Company on commercially reasonable terms, or at all, or that the proceeds of this offering will be adequate for all of the Company's requirements, particularly the capital requirements associated with the Company's anticipated increased record production and promotion activities. See "Use of Proceeds."

     Risks Associated with Expansion and Possible Acquisitions. The Company's expansion plans could place a significant strain on its management, administrative, operational, financial and other resources. The Company plans to acquire a roster of talented new Latin recording artists, expand its advertising, marketing and promotional activities, expand its work force and expand its presence in international markets. To successfully manage growth, the Company will be required to continue to implement and improve its operating systems, train and manage its employees, monitor operations, control costs and maintain effective quality controls. The Company has limited experience in effectuating rapid expansion and in managing operations which are geographically dispersed, and there can be no assurance that the Company will be able to successfully expand its operations or manage growth. The Company may seek to pursue opportunities by making selective acquisitions of master recordings or businesses which the Company believes will enhance its prospects. As of the date of this Prospectus, the Company has no plans, agreements, commitments, understandings or arrangements with respect to any such acquisition. There can be no assurance that the Company will ultimately effect any acquisition or that it will be able to successfully integrate into its operations any product or business which it may acquire. Any inability to do so, particularly in instances in which the Company has made significant capital investments, could have a material adverse effect on the Company.

     The Company may determine, depending upon the opportunities available to it, to seek additional debt or equity financing to fund the cost of continuing expansion. To the extent that the Company finances an acquisition with equity securities, any such issuance of equity securities would result in dilution to the interests of the Company's stockholders. Additionally, to the extent that the Company incurs indebtedness or issues debt securities in connection with any acquisition, the Company will be subject to risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay principal and interest on any such indebtedness. See "Use of Proceeds" and "Business -- Expansion Strategy."

     Possible Fluctuations in Operating Results; Lengthy Production Cycle; Seasonality. The Company's future operating results may be subject to significant fluctuations as a result of the timing of new product releases, the timing of significant operating expenses, product returns, pricing and the length of the Company's production cycle. After an artist has been selected for recording, it generally takes between three and six months to record a master tape and two months to develop artwork and press, package and deliver CDs and tapes to distributors. Accordingly, the period of time between the expenditure of funds on production and release of a recording, at which time the Company receives revenues, typically will range from six to nine months. In addition, sales in the record industry typically increase toward the end of the calendar year, principally due to sales associated with the holiday season. Unanticipated events, including delays in planned releases past the time of peak sales or significant decreases in sales during such period, could result in material losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Concentration of Ownership. Upon the consummation of this offering, Sonido will continue to own approximately 65% of the outstanding Common Stock of the Company. As a result, Mr. Masucci, who owns all of the outstanding capital stock of Sonido, will be able, through Sonido, to direct the election of all of the Company's directors, increase the authorized capital, dissolve, merge or sell the assets of the Company and generally direct the affairs of the Company. By virtue of his ownership in Sonido, Mr. Masucci could also discourage, prevent or delay a change in the control of the Company, which may otherwise be in the best interests of the Company's stockholders. See "Management" and "Principal Stockholders."


     Potential Conflicts of Interest. The Company has in the past entered into certain arrangements with "affiliates" of the Company which may result in conflicts of interest. The Company intends to effect the Reorganization as of the date of this Prospectus. The Company leases studio time from Key Productions, Inc. ("Key"), a company controlled by Mr. Masucci, and occupies office space rented by Key, at Key's cost. Key has agreed, as of the date of this Prospectus, to contribute all of its recording equipment to the capital of the Company and to assign its lease to the Company with respect to 3,500 square feet of office and studio space. In addition, Mr. Masucci has from time to time made advances to the Company. The Company believes that all transactions between the Company and its affiliates were advantageous to the Company and were on terms no less favorable than could be obtained from unaffiliated third parties. Nevertheless, there can be no assurance that any such transactions or arrangements will not result in conflicts of interest or that any such conflicts will be resolved in a manner favorable to the Company. See "Certain Transactions."


     Uncertainty of Trademark Protection. The Company intends to apply for United States trademark registrations for the "Fania" and "Fania All-Stars" names, as well as for the labels contained in the Company's catalog. Management considers the rights in these names to be important to the Company's business. There can be no assurance as to the breadth or degree of protection which trademarks may afford the Company or that any of such trademark applications will result in issued trademarks or that trademarks will not be invalidated if challenged. The Company is not aware of any claims or infringement or other challenges to the Company's rights to use these marks. See "Business -- Trademarks."


     Authorization and Discretionary Issuance of Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. See "Management" and "Description of Securities -- Preferred Stock."


     No Cash Dividends. The Company has not paid any cash dividends on its Common Stock and does not expect to declare or pay any cash dividends in the foreseeable future. See "Dividend Policy."


     Shares Eligible for Future Sale; Registration Rights. Upon completion of this offering, the Company will have outstanding 4,575,000 shares of Common Stock, of which the 1,600,000 shares of Common Stock being offered hereby will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 2,975,000 shares outstanding are "restricted securities" (as that term is defined under Rule 144 promulgated under the Securities Act). Such restricted shares will be eligible for sale under such rule commencing October 1998. All of the Company officers, directors and securityholders have agreed not to sell or otherwise dispose of any securities for a period of thirteen months following the date of this Prospectus without the prior consent of the Representative. In addition, the Company has granted certain demand and "piggyback" registration rights to the Representative with respect to an aggregate of 160,000 shares issuable upon exercise of warrants. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Management," "Principal Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

     Immediate and Substantial Dilution. This offering involves an immediate and substantial dilution of $5.64 (86.8%) per share between the net tangible book value per share of Common Stock after the offering and the initial public offering price (based on an assumed public offering price of $6.50 per share). See "Dilution."

     No Assurance of Public Market; Determination of Offering Price; Possible Volatility of Market Price for the Common Stock. Prior to this offering there has been no public trading market for the Common Stock. Consequently, the initial offering price of the Common Stock has been determined by negotiations between the Company and the Representative. In addition, there can be no assurance that a regular trading market for the Common Stock will develop after this offering or that, if developed, it will be sustained. The market price for the Common Stock following this offering may be highly volatile. Factors such as the Company's operating results and announcements by the Company or its competitors may have an impact on the market price for the Common Stock. Additionally, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies. See "Underwriting."

     Broad Discretion of Application of Proceeds. A substantial portion of the estimated net proceeds of this offering has been allocated to record production and manufacturing, advertising, marketing and promotion and working capital and general corporate purposes. Accordingly, management will have broad discretion as to the application of such proceeds. See "Use of Proceeds."

                                  THE COMPANY


The Reorganization

     The Company was organized in Delaware in October 1997 as successor to the business of Sonido, a corporation controlled by Mr. Masucci and organized under the laws of the state of New York in February 1986. As of the date of this Prospectus, the Company will effect the Reorganization, pursuant to which Sonido will transfer to the Company certain assets, consisting primarily of all of its rights to the catalog (including its master recordings, publishing rights, intellectual property rights, contracts with artists, authors and others and rights and obligations pursuant to the Valsyn License), all of its accounts payable, trade accounts receivable (in excess of income taxes payable) and inventory. Pursuant to the Reorganization, Sonido will retain all of its other assets, including cash, and has agreed to discontinue the creation, production, manufacture and/or sale of recordings following the Reorganization. In connection with the Reorganization, Mr. Masucci agreed, as of the date of this Prospectus, to transfer to the Company his ownership in JMM, which includes rights to the Sony agreement and certain agreements with artists, and Key Productions, Inc. agreed to contribute all of its recording equipment to the capital of the Company and to assign its lease to the Company with respect to 3,500 square feet of office and studio space. See "Certain Transactions" and
Note 12 to Notes to Financial Statements.


The Valsyn License

     Pursuant to the Valsyn License, Valsyn granted the Company the exclusive rights to manufacture and sell the master recordings contained in the catalog, including the right to incorporate existing masters into new titles, in the United States and Puerto Rico, in consideration of $950,000. Valsyn also granted the Company an option to purchase the catalog, the publishing rights and other properties owned by Valsyn, exercisable through scheduled payments of an aggregate of $10,000,000, of which $4,500,000 has been paid to date. Payments made under the agreement have been credited toward ownership of a pro rata portion of master recordings.

     The Valsyn License was amended in March 1996 to reschedule the payment of $1,000,000. The Valsyn License was further amended in November 1997 to, among other things, reschedule payments of an aggregate of $2,500,000 and to provide for the Company to acquire all of Valsyn's remaining right, title and interest in its masters, labels, publishing rights and recording contracts, including the worldwide rights to reproduce, manufacture, distribute and publish all of such works and all copyrights, trademarks and other property rights in such works, upon the consummation of this offering. The Company intends to use $4,000,000 of the proceeds of this offering to purchase the balance of the catalog and has agreed to make a final payment to Valsyn of $1,500,000 on the first anniversary of the consummation of this offering.

     In addition, in consideration for the early transfer of foreign licensing rights, Sonido agreed to pay Valsyn $500,000, of which $50,000 was paid and $450,000 is to be paid on the tenth day following the consummation of this offering. The Company has agreed to pay to Sonido $500,000 (together with interest at the rate of 8% per annum) on the fifth anniversary of the consummation of the offering as a reimbursement for amounts paid to Valsyn. Mr. Masucci has personally guaranteed the Company's $1,500,000 obligation and Sonido's $450,000 obligation to Valsyn. See "Use of Proceeds" and "Certain Transactions."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares offered hereby (based on an assumed public offering price of $6.50 per share) are estimated to be approximately $8,548,000 ($9,905,200 if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds during the twelve months following this offering approximately as follows:



                                                                               Approximate
                                                             Approximate      Percentage of
Application of Proceeds                                     Dollar Amount      Net Proceeds
---------------------------------------------------------   ---------------   --------------
Acquisition of catalog(1)  ..............................     $4,000,000       46.8%
Record production and manufacturing(2) ..................      2,700,000       31.5
Advertising, marketing and promotion(3)   ...............        800,000        9.4
Working capital and general corporate purposes(4)  ......      1,048,000       12.3
                                                              ----------      -----
                                                              $8,548,000      100.0%
                                                              ==========      =====

------------
(1) Represents the cost to acquire the catalog. See "Business -- The Catalog."

(2) Represents anticipated costs associated with the production of at least ten new recordings, compilations and re-releases during the twelve months following this offering, including (i) approximately $500,000 for artist advances; (ii) approximately $600,000 for record production; and (iii) an aggregate of approximately $1,600,000 for CD manufacturing. See "Business -- Record Company Operations."

(3) Includes costs associated with advertising, marketing and promotional activities, including advertising in broadcast media and salaries for up to three additional marketing and promotion personnel. See "Business -- Advertising, Promotion and Marketing."

(4) Working capital may be used, among other things, to pay rent, trade payables and other expenses and the acquisition of master recordings or businesses. See "Business -- Expansion Strategy."

     If the Underwriters exercise the over-allotment option in full, the Company will realize additional net proceeds of approximately $1,357,200 which will be added to working capital.

     The Company has not allocated any portion of the proceeds of this offering to repay $1,500,000 owed to Valsyn on the first anniversary of the consummation of this offering. To the extent the Company is required to use a portion of the proceeds of this offering to satisfy such obligation, the Company will have less resources available to it for other purposes.

     Based on currently proposed plans and assumptions relating to its operations, the Company believes that the proceeds of this offering, together with projected cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this offering. In the event that the Company's plans change (due to changes in market conditions, competitive factors or new or different business opportunities that may become available in the future), its assumptions change or prove to be inaccurate or if the proceeds of this offering or cash flow prove to be insufficient to fund operations (due to unanticipated expenses, operating difficulties or otherwise), the Company may find it necessary or desirable to reallocate a portion of the proceeds within the above described categories, seek additional financing or curtail its operations. There can be no assurance that additional financing will be available to the Company on commercially reasonable terms, or at all, or that the proceeds of this offering will be adequate for all of the Company's requirements, particularly the capital requirements associated with the Company's anticipated increased record production and promotion activities.

     Proceeds not immediately required for the purposes described above will be invested principally in United States government securities, short-term certificates of deposit, money market funds or other short-term, interest-bearing investments.

                                DIVIDEND POLICY

     To date, the Company has not declared or paid any dividends on its Common Stock and does not expect to declare or pay any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, if any, its capital requirements and financial condition and other relevant factors.

                                   DILUTION

     The difference between the public offering price per share of Common Stock and the net tangible book value per share after the offering constitutes the dilution to investors in this offering. Net tangible book value is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock.

     At September 30, 1997, the Company had a negative net tangible book value of $1,009,664 or approximately $.34 per share of Common Stock. After giving effect to (i) the Reorganization and (ii) the sale of the shares of Common Stock being offered hereby at an assumed public offering price of $6.50 per share (less underwriting discounts and commissions and estimated expenses of this offering) and the application of the estimated net proceeds therefrom, the net tangible book value of the Company at September 30, 1997 would have been $3,939,518 or approximately $.86 per share, representing an immediate increase in net tangible book value of $1.20 per share to the existing stockholder and an immediate dilution of $5.64 per share to new investors.

     The following table illustrates the foregoing information with respect to dilution to new investors on a per share basis:



Assumed public offering price ..................                $ 6.50
 Net tangible book value before offering  ......   $(.34)
 Increase attributable to new investors   ......    1.20
                                                   -----
Net tangible book value after offering.   ......                   .86
                                                                ------
Dilution to new investors  .....................                $ 5.64
                                                                ======

     The following table sets forth with respect to the existing stockholder and new investors, a comparison of the number of shares of Common Stock acquired from the Company, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share:




                                                                                     Average
                                                                                      Price
                                  Shares Purchased          Total Consideration
                               -----------------------   -------------------------     per
                                Number       Percent       Amount        Percent      Share
                               -----------   ---------   -------------   ---------   --------
Existing stockholder  ......   2,975,000        65.0%     $    29,750        0.3%     $  .01
New investors.  ............   1,600,000        35.0       10,400,000       99.7        6.50
                               ---------       -----      -----------      -----
Total  .....................   4,575,000       100.0%     $10,429,750      100.0%
                               =========       =====      ===========      =====

     The above table assumes no exercise of the Underwriters' over-allotment option or outstanding options. If the over-allotment option is exercised in full, the new investors will have paid $11,960,000 for 1,840,000 shares of Common Stock, representing 100.0% of the total consideration for 38.2% of the total number of shares of Common Stock outstanding. See "Underwriting."

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997 and on a pro forma basis to give effect to the Reorganization, and pro forma as adjusted to give effect to the sale of the shares of Common Stock offered hereby (based on an assumed public offering price of $6.50 per share) and the application of the estimated net proceeds therefrom. See Note 12 to Notes to Financial Statements.




                                                                  September 30, 1997
                                                     ---------------------------------------------
                                                                                       Pro Forma
                                                       Actual        Pro Forma        As Adjusted
                                                     ------------   ---------------   ------------
Long-term debt   .................................    $2,912,807     $  3,412,807      $  500,000
                                                      ----------     ------------      ----------
Stockholders' equity:
 Preferred stock, $.01 par value; 1,000,000 shares
   authorized; none issued or outstanding.  ......            --               --              --
 Common Stock, $.01 par value; 15,000,000 shares
   authorized; 2,975,000 issued and outstanding,
   actual; 2,975,000 issued and outstanding, pro
   forma; 4,575,000 shares issued and outstanding,
   pro forma as adjusted(1)  .....................        29,750           29,750          45,750
 Additional paid-in capital. .....................            --       (1,751,020)      6,780,980
 Retained earnings  ..............................     1,337,785               --              --
                                                      ----------     ------------      ----------
   Total stockholders' equity (deficit)  .........     1,367,535       (1,721,270)      6,826,730
                                                      ----------     ------------      ----------
    Total capitalization. ........................    $4,280,342     $  1,691,537      $7,326,730
                                                      ==========     ============      ==========

------------
(1) Does not include (i) 160,000 shares of Common stock reserved for issuance upon exercise of the Representative's Warrants; (ii) an aggregate of 131,000 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Plan; and (iii) an aggregate of 119,000 shares of Common Stock reserved for issuance upon exercise of options available for future grant under the Plan. See "Management -- Stock Option Plan" and "Underwriting."

                            SELECTED FINANCIAL DATA
                (in thousands, except share and per share data)

     The following selected financial data has been derived from the Company's financial statements included elsewhere in this Prospectus and should be read in conjunction with the financial statements and the notes thereto.


Statement of Income Data:




                                                                           Nine Months
                                        Year Ended December 31,        Ended September 30,
                                      ---------------------------   --------------------------
                                        1995           1996           1996           1997
                                      ------------   ------------   ------------   -----------
Total revenues   ..................    $    4,001     $    5,104     $    3,602    $   3,731
Direct costs  .....................         2,047          2,908          1,976        1,776
                                       ----------     ----------     ----------    ---------
Gross profit  .....................         1,954          2,196          1,626        1,955
Selling, general and administrative
 expenses. ........................           590            425            289          619
                                       ----------     ----------     ----------    ---------
Operating income ..................         1,364          1,771          1,337        1,336
Interest expense, net  ............           437            356            246          172
                                       ----------     ----------     ----------    ---------
Income before income taxes.  ......           927          1,415          1,091        1,164
Net income(1) .....................    $      897     $      863     $      696    $     716
                                       ==========     ==========     ==========    =========
Net income per share   ............    $      .30     $      .29     $      .23    $     .24
                                       ==========     ==========     ==========    =========
Weighted average number of common
 shares outstanding ...............     2,975,000      2,975,000      2,975,000    2,975,000

Balance Sheet Data:




                                              December 31,
                                         ----------------------
                                          1995          1996      September 30, 1997
                                         -----------   --------   -------------------
Working capital (deficit) ............    $ 1,036       $  843          $1,836
Total assets  ........................      5,633        6,828           8,370
Short-term debt  .....................      1,123        2,207           2,207
Long-term debt   .....................      3,901        2,693           2,913
Total liabilities   ..................      5,844        6,176           7,003
Stockholders' equity (deficit)  ......       (211)         652           1,368

------------
(1) Reflects utilization of net operating loss carryforwards of $850,000 in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The statements in this Prospectus which are not historical facts are forward looking statements which involve risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this Prospectus.


Overview

     Since its inception, the Company has engaged in marketing, promoting and publishing its catalog pursuant to the Valsyn License. The Company has recently begun to pursue the acquisition, production and promotion of recorded music by promising new Latin artists. Record production activities are subject to unforeseen events, unanticipated production cost overruns and operating difficulties. Significant up-front expenses associated with record production and promotion could adversely affect the Company's future operating results.

     The Company generates revenue from sales of CDs and tapes. Revenue from the sale of products pursuant to domestic distribution arrangements is recognized when products are shipped. In the case of Sony, revenue is recognized net of an allowance for returns. Royalty revenue is derived primarily under licensing arrangements with foreign record companies and is recognized when earned. See Note 2 to Notes to Financial Statements.

     The Company's products are subject to return if not sold to consumers. At the time of product sales, the Company establishes a reserve for future returns based primarily on its historical return rates and recognizes revenues net of estimated product returns. The Company has historically experienced a product return rate of less than 1% of gross revenue derived from sales of catalog CDs and tapes, although the Company anticipates that product returns will increase in connection with sales of new recordings. Product returns which significantly exceed the Company's reserves would materially adversely affect the Company's operating results.

     The Company capitalizes its music catalog and publishing rights. Such assets are amortized based on the ratio that aggregate sales to date bears to aggregate estimated sales over the life of the catalog. At September 30, 1997, the Company had capitalized approximately $2,157,000 of net assets relating to the catalog. Advances to artists are expensed. Advances to producers are capitalized as an asset when the Company estimates the probability of future recoupment from earnings otherwise payable to the artist or producer. The Company periodically reevaluates the recoverability of capitalized assets which may be reduced in future periods. See Note 2 to Notes to Financial Statements.

     In connection with the Valsyn License, the Company has recorded a liability relating to a series of non-interest bearing payments required to purchase the balance of the catalog. Interest has been imputed at the rate of 7.5%. See Note 6 to Notes to Financial Statements.


Results of Operations

     The following table sets forth for the periods indicated the percentage of revenues represented by certain items reflected in the Company's statement of operations.





                                              Percentages of Revenues
                                      ----------------------------------------
                                      Year Ended December   Nine Months Ended
                                              31,             September 30,
                                      -------------------   ------------------
                                       1995       1996       1996       1997
                                      --------   --------   --------   -------
Revenues   ........................   100.0%     100.0%     100.0%     100.0%
Direct costs  .....................    51.2       57.0       54.9       47.6
Gross profit  .....................    48.8       43.0       45.1       52.4
Selling, general and administrative
 expenses  ........................    14.7        8.3        8.0       16.6
Operating income ..................    34.1       34.7       37.1       35.8
Net income ........................    22.4       16.9       19.3       19.2

Nine Months Ended September 30, 1997 and 1996

     Revenues increased by approximately $129,000, or 3.6%, from the nine months ended September 30, 1996 to the nine months ended September 30, 1997. Sales of recorded music through Sony commenced during the three months ended September 30, 1997 and accounted for approximately $560,000 of the Company's revenues for that period (or 30.7% and 15.1%, respectively, for the three and nine months ended September 30, 1997). Based on preliminary unaudited financial data, the Company estimates that it generated revenues of approximately $686,000 and achieved net income of approximately $114,000 for the month ended October 31, 1997. Sales made through Sony accounted for approximately $310,000 or 45.2% of these revenues. The Company believes, although there can be no assurance, that sales of recordings through Sony will account for an increasing portion of the Company's revenues in future periods. Domestic and foreign sales were approximately $2,542,000 and $1,189,000, respectively, or 68.1% and 31.9%, respectively, of the Company's revenues for the nine months ended September 30, 1997.

     Gross profit increased by approximately $329,000, or 20.2%, from the nine months ended September 30, 1996 to the nine months ended September 30, 1997. Gross profit as a percentage of revenues increased from approximately 45.1% to approximately 52.4% during these periods. The increase in gross profit was due to an increased sales of compilation albums (without increasing production costs) in the Company's product mix during the nine months ended September 30, 1997. In future periods, gross profit may be adversely affected by price competition and by changes in the mix of products offered by the Company.

     Selling, general and administrative expenses increased by approximately $329,000, or 114.0%, from the nine months ended September 30, 1996 to the nine months ended September 30, 1997. Such expenses also increased as a percentage of revenues from 7.9% to 16.5% during these periods. The increases in such expenses in absolute dollars and as a percentage of revenues were attributable to increased media advertising and promotion expenses for recordings and distribution fees paid to Sony. The Company expects that for the foreseeable future these expenses will continue to increase in absolute dollars and as a percentage of revenues as the Company seeks to expand its operations.

     Operating income was approximately $1,335,000 for the nine months ended September 30, 1997, as compared to approximately $1,337,000 for the nine months ended September 30, 1996, and remained relatively constant as a percentage of revenues.

     Net income increased from approximately $696,000 for the nine months ended September 30, 1996 to approximately $716,000 for the nine months ended September 30, 1997, and remained relatively constant as a percentage of revenues.

Year Ended December 31, 1996 and 1995

     Revenues increased by approximately $1,103,000, or 27.6%, from 1995 to 1996. The Company believes that the increase is primarily attributable to increased ownership of CD players and demand in the Company's target market for older titles released on CDs. Domestic and foreign sales were approximately $3,146,000 and $1,958,000, respectively, or 61.6% and 38.4%, respectively, of the Company's revenues for the year ended December 31, 1996.

     Gross profit increased by approximately $242,000, or 12.4%, from 1995 to 1996. Gross profit as a percentage of revenues decreased from 48.8% to 43.0% during these periods. The decrease in gross profit as a percentage of revenues was attributable to record production costs relating to new masters.

     Selling, general and administrative expenses decreased by approximately $165,000, or 28.0%, from 1995 to 1996, and decreased as a percentage of revenues during these periods from 14.7% to 8.3%. The decreases were attributable to reduction of promotional expenses.

     Operating income was approximately $1,771,000 for 1996, as compared to approximately $1,364,000 for 1995, an increase of approximately $407,000, or 29.8%. This increase was primarily attributable to an increase in gross profit. Operating income as a percentage of revenues remained relatively constant during these periods.

     Net income decreased from approximately $897,000 in 1995 to approximately $863,000 in 1996. Net income as a percentage of revenues also decreased during this period from approximately 22.4% to 16.9%. The decreases were primarily attributable to an income tax provision of $552,000 in 1996, as compared to an income tax provision of 30,000 in 1995. The increased tax provision in 1996 resulted from the full utilization of available net operating loss carryforwards to offset taxable income in 1995.


Liquidity and Capital Resources

     The Company's primary cash requirements have been to fund payments to Valsyn under the Valsyn License to purchase the catalog and for working capital. The Company has historically satisfied its working capital requirements principally through cash flow from operations. At September 30, 1997, the Company had working capital of approximately $2,059,000, compared to working capital of approximately $1,107,000 at December 31, 1996.

     Net cash provided by operating activities was approximately $1,183,000 for the nine months ended September 30, 1997, as compared to approximately $1,726,000 for the nine months ended September 30, 1996. The decrease in cash was primarily attributable to increased levels of accounts receivable. Net cash used in investing activities was approximately $252,000 for the nine months ended September 30, 1997, as compared to net cash used in investing activities of $131,594 for the nine months ended September 30, 1996. The increase in cash used in investing activities was attributable to expenditures for master recordings under the Company's agreement with Pyrale. The Company did not use cash in financing activities for the nine months ended September 30, 1997, as compared to approximately $500,000 of cash used in financing activities for the nine months ended September 30, 1996. The decrease was attributable to an amendment to the Valsyn License in November 1997 pursuant to which payments aggregating $2,500,000 were rescheduled until the consummation of this offering. At September 30, 1997, the Company had cash of approximately $2,740,000.

     Net cash provided by operating activities was approximately $2,764,000 for 1996, as compared to approximately $1,668,000 for 1995. The increase in cash was primarily attributable to a decrease in accounts receivable. Net cash used in investing activities was approximately $480,000 for 1996, as compared to net cash used in investing activities of $246,000 for 1995. The increase in cash used in investing activities was attributable to expenditures for master recordings under the Company's agreement with Pyrale. Net cash used in financing activities was approximately $500,000 for 1996, as compared to approximately $1,500,000 for 1995. The decrease was attributable to an amendment of the Valsyn License in 1996 pursuant to which a $1,000,000 payment was rescheduled.

     The Company's accounts receivable, less allowance for doubtful accounts, at September 30, 1997 were approximately $2,132,000 as compared to approximately $1,533,000, at December 31, 1996. Trade accounts receivable averaged 206 days of sales in fiscal 1995, as compared to an average 123 days in 1996 and 291 days through September 30, 1997. As of September 30, 1997, accounts 90 or more days past due were approximately 43.8% of aggregate trade accounts receivable. Bad debt expense accounted for less than 1% of the Company's revenues for the years ended December 31, 1995 and 1996.

     At September 30, 1997, the Company's allowance for doubtful accounts was $74,200, which the Company believes is currently adequate for the size and nature of its receivables. Nevertheless, delays in collection or the uncollectibility of accounts receivable could have an adverse effect on the Company's liquidity and working capital position. The Company is subject to credit risks, inasmuch as its receivables represent sales to a limited number of distributors or are concentrated in foreign markets. Sales of the Company's products in foreign markets are made in United States dollars. Failure to properly assess such risks could require the Company to continually increase its allowance for doubtful accounts.

     As of the date of this Prospectus, the Company has no material commitments for capital expenditures.

     The Company intends to use $4,000,000 of the proceeds of this offering to purchase the balance of the catalog and has agreed to make a final payment to Valsyn of $1,500,000 on the first anniversary of the consummation of this offering. The Company also agreed to pay Sonido $500,000 (together with accrued interest at the rate of 8% per annum) on the fifth anniversary of the consummation of this offering as a reimbursement for amounts paid to Valsyn pursuant to the amendment to the Valsyn License in November 1997. The payment of an aggregate of $6,000,000 to Valsyn will be accounted for as a prepayment of amounts owed and the early acquisition of foreign licensing rights. See "Certain Transactions" and Notes 6 and 12 to Notes to Financial Statements.

     The music recording and distribution business is capital intensive. The Company is dependent on the proceeds of this offering to purchase the balance of the catalog, engage in record production and promotion activities and finance its working capital requirements. Based on currently proposed plans and assumptions relating to its operations, the Company believes that the proceeds of this offering, together with projected cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this offering. In the event that the Company's plans change, its assumptions change or prove to be inaccurate or if the proceeds of this offering or cash flow prove to be insufficient to fund operations, the Company may be required to obtain additional financing sooner than anticipated or curtail its operations. There can be no assurance that additional financing will be available to the Company on commercially reasonable terms, or at all.


Seasonality

     Sales in the record industry typically increase toward the end of the calendar year, principally due to sales associated with the holiday season. Unanticipated events, including delays in planned releases past the time of peak sales or significant decreases in sales during such period, could result in material losses which would not be easily reversed before the following year. The Company does not believe that sales of catalog CDs and tapes have been subject to seasonal fluctuations in the past. New recordings, however, may be subject to seasonal fluctuations.


Inflation

     Inflation has historically not had a material effect on the Company's operations.

                                   BUSINESS

     The Company is an independent record company that produces, markets and sells Latin music on CDs and tapes. Since its inception, the Company has specialized in "classic" Latin music contained in its extensive library or "catalog" of Salsa, Merengue, Latin jazz and Latin pop master recordings by major Latin artists. Ruben Blades, Willie Colon, Hector Lavoe, Celia Cruz, Johnny Pacheco, Tito Puente and the Fania All-Stars are among the performers featured in the Company's catalog. Fania has recently begun to pursue the acquisition, production and promotion of recorded music by promising new Latin artists.


Background

     In 1964, Jerry Masucci, Chairman, President and Chief Executive Officer of the Company, and Johnny Pacheco, a Latin bandleader, formed the original Fania Records. The Fania label gained widespread recognition as one of the most influential Salsa labels in Latin music history. In fifteen years, Fania Records produced more than 650 albums, including more than 50 gold or platinum Latin records (record sales in excess of 50,000 and 75,000 copies, respectively), five of which received Grammy Awards for Best Latin Recording or Best Tropical Latin Performance. Fania Records also developed or acquired ten Latin record labels and more than 1,300 master recordings, representing a library of more than 10,000 individual songs. In 1979, Fania Records sold the catalog to Valsyn. In 1986, the Company licensed the exclusive rights to exploit the catalog in the United States and Puerto Rico from Valsyn. The Company acquired part of the catalog through payments made under the Valsyn License since 1986 and intends to use a portion of the proceeds of this offering to purchase the balance of the catalog (including all publishing and foreign licensing rights). See "The Catalog."


Target Market and Industry Trends

     According to the United States Census Bureau, there are 29 million people of Hispanic origin in the United States today, representing 11% of the population and one of the nation's fastest-growing ethnic groups, a target market with attractive demographic characteristics, increasing household income and significant spending power. The current purchasing power of Hispanic households in the United States is estimated to be more than $228 billion, with households in Los Angeles, New York and Miami accounting for a substantial portion of these dollars. Hispanic Americans are younger than the population as a whole (66% of Hispanics living in the United States today are below the age of 35), at an age where they purchase records and go dancing. Broadcasters, including radio and television networks, advertisers and marketers have increasingly targeted young Hispanic consumers with formative consumption habits and brand loyalty.

     Sales of Latin music have increased significantly in recent years. According to the Recording Industry Association of America, sales of Latin music in the United States were approximately $392 million in 1996 and approximately $213 million during the first six months of 1997, an increase of 25% from the same period in 1996, despite an overall decline in the recording industry. Sales of Latin music have also increased in certain countries in Latin America, as well as in Europe and Asia. The Company believes that the growth in Latin music sales is largely attributable to the demographic factors described above, as well as the popular appeal of Latin crossover artists such as Gloria Estefan, Jon Secada and Julio Iglesias. The proliferation of Spanish language television networks, magazines and radio programming, coupled with the growing trend of popular nightclubs to promote Latin dancing, have also expanded the potential market for Latin music.


Expansion Strategy

     Key elements of the Company's expansion strategy include:

o Acquiring New Artists: The Company plans to acquire a roster of talented new Latin recording artists by capitalizing on management's expertise in identifying artists with potential for commercial success. The Company has entered into agreements with five Latin recording artists. The Company has also entered into an agreement with Pyrale to manufacture, advertise and sell Pyrale's master recordings by Cuban artists.

o Expanding Advertising and Promotion: The Company intends to use a portion of the proceeds of this offering to significantly expand its advertising, marketing and promotional activities, primarily by purchasing advertising time on broadcast media designed to maximize exposure of the Company's new releases and the Fania name. The Company advertises its recordings on Hispanic radio stations and cable networks.

o Increasing Record Distribution: The Company plans to expand it operations by increasing distribution of its recordings in new and existing geographic markets, including foreign markets with significant growth potential. The Company has entered into a three-year agreement with Sony, a leading distributor of Latin music. Sony has agreed to act as exclusive distributor for certain of the Company's products in the United States and Puerto Rico.

o Pursuing Strategic Acquisitions: Consistent with its strategy, the Company may also seek to expand its operations through acquisitions. The Company may seek to expand its library of recorded music by acquiring master recordings from other record companies. The Company will also consider acquisitions of Latin record labels, studio, concert, management and record companies which management believes would enhance Fania's growth prospects.

     The Company's expansion and future marketing plans are subject to change as a result of progress or delays in the Company's efforts to acquire additional artists, changes in market conditions, the nature of possible arrangements that may become available in the future and competitive factors. There can be no assurance that the Company will be able to successfully expand its operations.


The Catalog

     The catalog consists of ten Latin music labels: "Fania," "Vaya," "Tico," "Alegre," "Cotique," "Inca," "Mardi Gras," "Barbaro," "International" and "Musica Latina" and a library of more than 1,300 master recordings, approximately 900 of which are currently available on CDs and tapes. Management believes that the popularity of CDs has enhanced the value of the catalog because older titles previously released on vinyl records and cassettes can be re-released on CDs. In addition, by combining selected recordings from its catalog, the Company continually produces new compilation albums.

     The following are certain of the major Latin artists included in catalog recordings (none of whom is currently under contract or is obligated to make new recordings for the Company):


Celia Cruz        Eddie Palmieri    Adalberto Santiago
Johnny Pacheco    Willie Colon      Ismael Quintana
Ray Barretto      Ruben Blades      Bobby Valentin
Tito Puente       Bobby Cruz        Roberto Roena

     The Valsyn License. In October 1986, the Company entered into the Valsyn License, which was amended in March 1996 and November 1997. Pursuant to the Valsyn License, Valsyn granted the Company the exclusive rights to manufacture and sell the master recordings contained in the catalog, including the right to incorporate existing masters into new titles, in the United States and Puerto Rico, in consideration of $950,000. Valsyn also granted the Company an option to purchase the catalog, the publishing rights and other properties owned by Valsyn, exercisable through the scheduled payment of an aggregate of $10,000,000, of which $4,500,000 has been paid to date. Payments made under the agreement have been credited toward the ownership of a pro rata portion of master recordings.

     The Valsyn License provides that the Company will acquire all of Valsyn's remaining right, title and interest in its masters, labels, publishing rights and recording contracts, including the worldwide rights to reproduce, manufacture, distribute and publish all of such works and all copyrights, trademarks and other property rights in such works, upon the consummation of this offering. The Company intends to use $4,000,000 of the proceeds of this offering to purchase the balance of the catalog and has agreed to make a final payment to Valsyn of $1,500,000 on the first anniversary of the consummation of this offering.

     Since its inception in 1986, sales of catalog CDs and tapes, including compilations and re-releases, have accounted for substantially all of the Company's revenues.

Record Company Operations


     Acquiring Artists


     The Company's continued success will depend upon its ability to sign and retain promising artists who will appeal to popular taste over a significant period of time. The Company's executive officers are responsible for locating new talent with potential commercial appeal. Management relies on industry contacts, such as personal managers, agents and music attorneys, who often refer their clients, and on word of mouth about local bands. The Company has only recently begun to emphasize the development of new talent.


     Record Contracts


     A typical recording agreement gives the Company the exclusive worldwide right to market and sell recordings of the artist (both audio and audio-visual) as well as the exclusive ownership of all recordings created under the agreement. The Company's standard recording agreement provides for the artist to deliver an initial album and up to four additional albums, at the option of the Company. Recording contracts generally provide for the Company to pay all of the costs of recording an album, including artists' and producers' advances. The Company anticipates that royalties payable to recording artists and producers will generally range from 5% to 12% of the suggested retail list price of tapes and CDs, less packaging costs (which range from 10% to 25% of retail prices). Advances paid to artists and producers and certain other costs incurred in connection with the production of recordings are recoupable from the royalties payable by the Company.


     The Company has entered into agreements with the following Latin recording artists:


     Yannet Sol. In August 1997, the Company entered into an exclusive recording agreement with Yannet Sol. Ms. Sol agreed to record at least 40 minutes of performances satisfactory to the Company during each year of the agreement. The agreement has an initial term of one year and is renewable at the option of the Company for three successive one-year periods. The Company paid Ms. Sol a non-refundable advance of $8,000 pursuant to the agreement, and will make recoupable advances of $10,000, $12,500 and $15,000, respectively, in the second, third and fourth years of the agreement, for each album completed and delivered. The Company agreed to pay Ms. Sol royalties, subject to certain minimum retail prices and limitations, equal to 10% of suggested retail prices during the first and second years of the agreement, increasing to 11% in the third year and 12% in the fourth year, for sales made in the United States and Puerto Rico, and royalties at one-half of those rates for sales made in other markets.


     Lino Iglesias. In July 1997, the Company entered into an agreement with Lino Iglesias, pursuant to which it acquired the exclusive worldwide rights to manufacture, advertise, sell, license and publish master recordings embodying performances by the group known as "Rikoson All Stars 'Salsa en Movimiento,'" in consideration of $8,000. These masters were included in an album released in December 1997 as "Yannet Sol with Lino Iglesias and Friends." The Company agreed to pay Mr. Iglesias royalties equal to 12% of suggested retail prices for recordings sold in the United States and Puerto Rico and royalties at one-half of that rate for sales made in other markets.


     Lebron Brothers. In June 1997, the Company entered into an exclusive recording agreement with a group known as the Lebron Brothers. The group agreed to record at least 40 minutes of performances satisfactory to the Company during each year of the agreement. The agreement has an initial term of one year and is renewable at the option of the Company for four successive one-year periods. The Company paid the Lebron Brothers an advance of $10,000 and agreed to pay royalties equal to 10% of its net receipts attributable to sales in the United States and one-half of such royalties for sales made outside the United States, after recoupment of advances. Lebron Brothers is currently recording an album which the Company expects to release in March 1998.


     Larry Harlow. In January 1997, the Company entered into an exclusive recording agreement with Larry Harlow of Larry Harlow's Latin Legends Band pursuant to which Mr. Harlow agreed to record an album containing no fewer than eight commercially satisfactory recordings. The agreement provides for the Company to pay Mr. Harlow a $40,000 recoupable advance upon delivery of the record and for Mr. Harlow to pay all musicians, singers, arrangers, producers and studio costs. The Company agreed to pay Mr. Harlow royalties, subject to certain minimum retail prices and limitations, generally equal to 10% of suggested retail prices for 90% of all recordings sold in the United States and Puerto Rico (and not subject to return) and royalties at one-half of that rate for sales made in other markets. The Company expects to release an album by Mr. Harlow in January 1998.

     Ismael Miranda. In October 1996, the Company entered into an arrangement with Ismael Miranda, pursuant to which the Company provided advances of $30,000 to Mr. Miranda in consideration of Mr. Miranda's services in producing an album. The Company agreed to pay Mr. Miranda royalties of $1.00 per CD and $.50 per cassette on sales of an album to be released (following recoupment of the $30,000 advance). The Company released an album featuring Mr. Miranda entitled "Con Buena Nota" in November 1997.

     Record Production and Promotion

     The Company produces master recordings at its recording studio in New York City and at other independent studios. A finished master is a completed recording project generally contained on a digital audio tape, on which all of the recording elements have been mixed, equalized and balanced. Mr. Masucci is personally responsible for overseeing all aspects of production of the Company's recordings, including the selection of producers, musical directors, studio musicians, recording engineers and arrangers.

     Certain costs (such as artists' and producers' royalties) are contingent upon subsequent sales while other costs (such as salaries, overhead, manufacturing, recording costs, including studio time, artists' and producers' advances and certain other expenses) are payable regardless of sales. Production costs (inclusive of artists' and producers' advances and advertising and promotional expenses) for a master recording of an album generally range from $110,000 to $245,000. Such costs (other than advertising and promotion) are generally recoupable by the Company from royalties payable to the artist.

     The estimated cost range involved in producing, manufacturing and promoting a recording is as follows:



Category                                                             Low                 High
----------------------------------------------------------------   ----------          ---------
Master cost (including artists' and producers' advances)  ......   $ 40,000     --      $100,000
Artwork/liner notes   ..........................................      5,000     --        10,000
Video  .........................................................     10,000     --        25,000
Initial manufacturing cost (5,000 units)   .....................     10,000     --        10,000
Advertising for the first single  ..............................     25,000     --        60,000
Independent promotion (radio) for the first single  ............     20,000     --        40,000
                                                                   --------             --------
   Total  ......................................................   $110,000             $245,000
                                                                   ========             ========

     The Company currently anticipates that the cost to produce a new recording will average approximately $150,000. If management determines that a recording will achieve commercial acceptance, the Company may increase advertising and promotional activities in order to capitalize on its potential popularity.

     After an artist has been selected for recording, it generally requires between three and six months to record a master tape and two months to develop artwork and press, package and deliver CDs and tapes to retail outlets. Accordingly, the period of time between the expenditure of funds on production and release of a recording, at which time the Company receives revenues, typically will range from six to nine months.

Artist Roster and New Releases


     The Company's products include new releases by artists under contract or license, as well as compilations and re-releases of previously recorded music. The Company plans to release at least ten new recordings, compilations and re-releases during the twelve months following the consummation of this offering. The Company has recently released or plans to release the following recordings:



Artist                                Album Title                                     Release Date
-----------------------------------   ---------------------------------------------   --------------
Latin Music Sobredosis (1)            "Latin Music Sobredosis"                        October 1996
Marcos (1)                            "Marcos"                                        October 1996
Paulito (1)                           "Paulito FG y Su Elite"                         October 1996
Juan Carlos Alfonso y Dan Den (1)     "Mi Cuerpo"                                     November 1996
Pedro Jesus (1)                       "Pedro Jesus"                                   December 1996
Pedro Dikan (1)                       "Cuestion Seria"                                December 1996
Sexteto Tipica (1)                    "Sexteto Tipica de Cuba"                        March 1997
Shira (1)                             "Shira"                                         July 1997
Fania All-Stars (2)                   "Bravo"                                         July 1997
Hector Lavoe (2)(3)                   "Hector Lavoe - Live"                           October 1997
Ismael Miranda (2)(4)                 "Con Buena Nota"                                November 1997
Yannet Sol (2)(4)                     "Yannet Sol with Lino Iglesias and Friends"     December 1997
Paulito (1)                           "Con La Concienca Tranquila"                    December 1997
Larry Harlow (5)                      "Larry Harlow's Latin Legends"                  January 1998
Lebron Brothers (4)(5)                Untitled                                        March 1998

------------
(1) These recordings were released or are proposed to be released pursuant to an agreement with Pyrale described below. Generally, sales of these recordings to date have not been significant, except that the Company has sold more than 10,000 copies of "Mi Cuerpo" by the popular Cuban group Dan Den.


(2) Released through Sony. "Bravo" has sold more than 45,000 copies to date. The Company has also released through Sony eight additional new compilation albums, including six by the Fania All-Stars, under the Jerry Masucci Music label.


(3) This is a new release of a 1987 live performance.


(4) Currently under contract with the Company.


(5) Proposed release.


     Pyrale Agreement. In June 1996, the Company entered into an agreement with Pyrale Commercial S.A. ("Pyrale"), an independent production company organized under the laws of Panama. Independent record production companies are primarily engaged in the production of master recordings and do not have manufacturing, distribution, promotion or marketing capabilities. Pursuant to the agreement, Pyrale granted the Company the exclusive right to manufacture, advertise and sell, other than by means of record clubs, copies of master recordings released on the Pyrale label in the form of records, compact discs and audio tapes worldwide, except in Panama.


     The agreement obligates the Company to pay Pyrale (i) quarterly royalties equal to 14% of the suggested retail or list prices for all records, compact discs and tapes manufactured and sold by the Company, (ii) 50% of all performance and broadcasting fees received in connection with the licensed recordings and (iii) all royalties owed to artists and third parties for copyrighted music or other material. The agreement provides for Pyrale to receive an aggregate of $900,000 in nine installments over the three year term of the agreement as non-refundable advance payments on royalties for each year, $500,000 of which has been paid to date, and obligates Pyrale to record at least six new masters which are acceptable to the Company during each year. To date, Pyrale has delivered nine completed master recordings to the Company.


     The agreement expires on May 31, 1999, subject to earlier termination by Pyrale upon the liquidation or bankruptcy of the Company or in the event of the Company's uncured failure to perform any of its obligations under the agreement. Following expiration, but not the early termination of the agreement, the Company is entitled to continue to manufacture and sell all masters released during the contract period for an additional two-year period and to sell all remaining inventory in the ordinary course of business for a period of three months thereafter. The agreement is governed by the laws of Panama.


Distribution


     The Company sells its catalog of CDs and tapes to wholesale distributors. The Company has developed a network of approximately 20 distributors who sell CDs and tapes primarily in New York and Puerto Rico and, to a lesser extent, Miami, Chicago, Los Angeles and San Francisco. The Company does not maintain agreements with any of these distributors. Sales to a limited number of distributors have and will continue to account for a substantial portion of the Company's revenues. For the year ended December 31, 1996 and the nine months ended September 30, 1997, sales of catalog CDs and tapes to five distributors accounted for approximately 70.0% and 67.4%, respectively, of the Company's revenues. For the nine months ended September 30, 1997, three of the Company's largest distributors accounted for approximately 47.0% of the Company's revenues, with Sony accounting for approximately 15.0%. The Company's success will be largely dependent upon the marketing efforts of Sony and its other principal distributors and upon sales of the Company's products to their principal accounts. The Company's products are sold domestically primarily in small record outlets in Latin neighborhoods and Latin record sections of Virgin Records, HMV, Sam Goody's and other recorded music chains.


     Sony Agreement. In May 1997, the Company entered into a letter agreement with Sony, a leading distributor of Latin music. Sony has agreed to act as the exclusive distributor for certain of the Company's products in the United States and Puerto Rico. The agreement provides for Sony to bear bad credit risks for all sales approved by Sony and to include Company products in Sony advertising programs at the Company's expense, provided that advertising expenses do not exceed 3% of the gross value of products sold. The agreement also provides that the Company and Sony may enter into a separate agreement providing for the manufacture by Sony of cassette tapes and CDs.


     The agreement obligates the Company to deliver to Sony (i) during each contract year of the agreement (a) not less than four newly recorded, commercially satisfactory, previously unreleased single disc albums by different artists and (b) not less than four commercially satisfactory, previously unreleased single disc television-advertised compilation albums comprising repertoire from the catalog mutually agreed upon by Sony and the Company, including one studio album entitled "Fania All-Stars" in the first year of the agreement, and (ii) three compilation catalog albums, each comprising "Best of Fania All-Stars" tracks. Sony has no obligation to distribute any products featuring the performances of artists who reside in or are citizens of Cuba. Sony is currently distributing twelve of the Company's recordings, including a new recording by the Fania All-Stars entitled "Bravo" and six compilations of previously released Fania All-Star recordings.


     The Company is entitled to receive aggregate advances from Sony, recoupable by Sony from proceeds accruing to the Company, of $250,000. Pursuant to the agreement, Sony is obligated to restore the advance to $250,000 whenever total advances charged to the Company's account are recouped and the Company is current in its delivery obligations to Sony, except during the final six months of the third contract year of the agreement.


     The agreement provides for Sony to retain distribution fees of 16% of the gross value of shipments of studio albums (18.5% if distributed through Sony Music Distribution) and 14.5% of the gross value of shipments of television advertised compilation albums (17% if distributed through Sony Music Distribution), as well as processing fees of $.25 per unit returned in excess of 12.5% of sales in any month. The agreement permits Sony to reserve 20% from each monthly statement for future product returns, distribution fees and any other agreed deductions, such reserve to be liquidated in the sixth monthly statement after the monthly statement in which the reserve was established, and to pay net proceeds to the Company on the 60th day following the end of each month.


     The agreement terminates May 15, 2000, provided that (i) if the Company does not fulfill its delivery commitment in any contract year, such contract year shall be automatically extended until such time as the Company fulfills its delivery commitment for that contract year; (ii) if any advances remain unrecouped as of the end of the term of the agreement, then the term will be extended until all advances have been recouped; and (iii) if Mr.

Masucci fails to be engaged in the full-time, active management of the Company, then Sony shall have the option to terminate the agreement and any remaining unrecouped advances shall become immediately due and payable to Sony. The agreement provides that Sony shall have the non-exclusive right to distribute and sell products previously delivered to it for a period of six months following its termination.


     A significant portion of the Company's catalog sales are made in international markets, primarily in Colombia and Venezuela, through distributors. For the year ended December 31, 1996 and the nine months ended September 30, 1997, sales in international markets accounted for approximately 38.4% and 31.9%, respectively, of the Company's revenues. The Company intends to continue to exploit its catalog and artists' recordings outside of the United States and will seek access to foreign markets principally through license arrangements with record companies and through direct sales.


Advertising, Promotion and Marketing


     The Company is releasing and plans to release records in popular Latin music formats. Accordingly, the Company's principal marketing efforts are focused on broadcast media aimed at Hispanic markets. Following the consummation of this offering, the Company plans to target domestic Hispanic markets in New York and Puerto Rico and, to a lesser extent, Miami, Chicago, Los Angeles and San Francisco. The Company's executive officers and one person employed in promotion are currently responsible for marketing activities. The Company also engages independent promotion companies to generate radio air play. Following the consummation of this offering, the Company intends to hire up to three additional marketing and promotion personnel.


     The Company's marketing and promotion activities include the use of print ads and radio and television spots designed to achieve a high level of consumer awareness and appeal. The Company intends to use approximately $800,000 of the proceeds of this offering to purchase advertising time in increased quantities and at preferred listening and viewing hours on broadcast media, including spots on Hispanic radio stations and Hispanic cable networks such as Telemundo Network, Inc. ("Telemundo"). The Company anticipates that television advertising will consist of 30 second commercials designed to promote the Company's recordings.


     In September 1997, the Company entered into an agreement with Telemundo, pursuant to which the Company agreed to provide Telemundo a minimum of four advertising campaigns to be broadcast to Telemundo's United States Hispanic television audience during the period from September 1997 through August 1998. The agreement provides for each campaign to consist of a series of thirty second commercials to be written and produced by an independent agency and broadcast at a rate of eighteen commercials per week for a four-week period in the United States, United States territories and possessions, excluding Puerto Rico, and Canadian markets within 50 miles of the United States border (the "Advertising Territory"). The Company is obligated to pay Telemundo $50,400 per campaign as a nonrefundable, minimum advance against royalties of $1.00 per CD and $.75 per cassette sold in the Advertising Territory during the three-month period following the commencement date of each campaign, subject to a minimum annual amount of $200,000.


     The Company promotes sales of its recordings by organizing live performances and special events by music groups. The Company has obtained a visa permitting Paulito and Dan Den, two popular Cuban groups, to tour and perform in the United States. In addition, the Fania All-Stars are currently scheduled to tour outside of the United States, including appearances at the Midem music business showcase and other performances in Europe in January 1998, and in March 1998 as featured guests at celebrations for National Salsa Day in Puerto Rico. Yannet Sol appeared in concert in Colombia in December 1997 with the Fania All-Stars.


     The Company also promotes sales of its new albums by producing video clips of single songs. The Company has produced ten video clips to date which are played on cable television stations broadcasting Spanish-language music videos in the United States, Puerto Rico and several countries in Latin America. The Company generally does not pay or receive money in connection with the broadcast of its video clips. Other marketing methods employed by the Company include newspaper, trade publications and music oriented magazine advertising.

Manufacturing

     The manufacture of CDs and tapes involves pressing, printing of product packaging and shipping of finished goods, which is performed by third-party vendors in accordance with the Company's requirements. The Company does not maintain agreements with any manufacturer and purchases CDs and tapes pursuant to purchase orders placed from time to time in the ordinary course of business. For the year ended December 31, 1996 and the nine months ended September 30, 1997, three manufacturers accounted for approximately 89.1% and 77.7%, respectively, of product purchases. The Company will be dependent on the ability of such manufacturers and other vendors to provide adequate supplies of CDs and tapes on a timely basis and on favorable terms. To date, the Company has not experienced any material difficulties or delays in the manufacture of its products or delays due to product defects. Several of these manufacturers require that the Company purchase certain minimum quantities of CDs and tapes with each purchase order.


Competition

     The Company faces intense competition for a finite amount of consumer discretionary spending from numerous other record companies and other businesses in the entertainment industry, including from the major recording companies (Sony, Warner, Universal, BMG, Capitol-EMI and PolyGram), all of which have substantially greater resources, history of relationships in attracting talent, obtaining properties and hiring key employees for the production of recordings. The Company also competes with other significant independent record labels, such as FonoVisa, Platano Records, Karen Records and RMM Records & Video Corp.

     The market for recorded music is dominated by the major record companies, certain of which are a part of larger entertainment conglomerates, and have Latin recording divisions with significant financial resources and promotional budgets and large artist and repertoire (A&R) staffs to compete for a limited number of promising Latin recording artists, producers and writers. There is also intense competition within the recording industry for access to playing time on Hispanic television stations and other video outlets, and for "air time" by radio disc jockeys, which is essential to gain attention and create demand for the Company's recordings. There is currently only one radio station in the New York metropolitan area that plays Latin music. There can be no assurance that any of the Company's artists, recordings or music videos will gain the exposure required to generate significant market interest or that the Company will be able to continue to compete successfully.


Intellectual Property

     Recordings

     The Company's business, like that of other companies in the record industry, is dependent on ownership or control of sound recordings and, in certain cases, audio visual works. Typically, when a recording is made, copyright in that recording (as opposed to the composition upon which the recording is based) vests either in the artist, in a production company (and is licensed or sold to a record company) or in the record company itself, depending on the terms of the relevant agreement. The manufacture and sale of a record results in royalties being payable by the record company to the publishing company at statutory rates or lower agreed upon rates for the use of the composition and generally by the record company to the recording artist, producer and/or production company for the use of the recording. In addition to directly marketing recordings in its home country, record companies export to various foreign countries and license rights to companies to manufacture and sell recordings in various territories. Licenses are granted to use individual recordings for use in compilation records, motion pictures and television and in advertising.

     The Company's business could be adversely affected by the unauthorized reproduction of recordings for commercial sale and by home taping. Unauthorized recordings of the Company's products could result in the loss of substantial revenues. The Company has in the past and may in the future file lawsuits, either on its own behalf or in conjunction with other music publishers, copyright owners and publishing organizations seeking injunctive relief and/or monetary damages from persons and companies who interfere with the Company's property rights. In December 1996, the Company filed an action against third parties alleging infringement of the Company's rights to certain catalog recordings. The Company obtained preliminary injunctive relief and continues to seek unspecified damages and a permanent injunction. Future actions could be costly and time consuming and may divert management's attention from the Company's business affairs.

     In addition, new technologies, including digital audio tape and recordable CD technology, may increase the opportunity for contraband reproduction for distribution as well as the opportunity for consumers to make high quality home copies of recordings. In the absence of adequate copyright or other protections, new recording technologies could adversely affect the sale of CDs and tapes.


     Music Publishing


     Music publishing involves the acquisition of rights to and exploitation of musical compositions (as compared to recordings of those compositions). When a musical composition is written, copyright in the composition vests either in the writer (and is licensed to a music publishing company) or in the publishing company. Principal sources of music publishing revenues are royalties from (i) "mechanical license fees," i.e., the fees for the reproduction of compositions on records; (ii) "synchronization rights," i.e., fees for the reproduction of music works in motion pictures, television and radio commercials and original cable programming; (iii) "performance rights," i.e., fees for the radio, television or cable broadcast of a musical work or the live public performance of the lyrics and/or music of a composition; and (iv) sheet music.


     Performance rights are usually regulated and administered by either the American Society of Composers, Authors and Publishers ("ASCAP") or Broadcast Music, Inc. ("BMI"), two nonprofit organizations responsible for the collection and payment of performance-related royalties. As a result, a songwriter will join either ASCAP or BMI, while a publisher will join both through separate corporations or "doing business as" entities in order to coordinate with its various writers. The Company "does business as" FAF Publishing (BMI publishing entity) and VEV Publishing (ASCAP publishing entity). ASCAP and BMI distribute royalties to writers and publishers.


     All other publishing rights are administered by the music publisher, who then pays the writers an agreed upon portion of such royalties. Royalties related to mechanical rights are paid to the music publisher by the record company utilizing the composition on a per unit basis. Synchronization rights are usually directly negotiated and administered by the publisher. Collection mechanisms are used to collect royalties in most foreign countries.


     Copyright


     The term of U.S. copyright for musical compositions and recordings made after 1978 is the life of the author plus fifty years. Pre-1978 copyrights have a duration of twenty-eight years with renewal terms of twenty-eight years and nineteen years, which are exercisable by or on behalf of the author, the author's assigns or heirs, or by the owner of works made for hire. A given work may have different components exercisable by more than one rights holder.


     The U.S. copyright law was amended in 1972 to provide statutory copyright protection for sound recordings. Previously, recordings were (and pre-1972 recordings are still) protected as common law copyrights and under rules governing unfair competition and various federal and state statutes such as the federal Lanham Act and the New York and California anti-bootlegging statutes. Copyright statutes outside of the United States generally provide comparable protection.


     Many of the Company's master recordings were made prior to 1972 and are not subject to U.S. statutory protection, although they may be protectable under other legal theories. Due principally to the vintage of many recordings in the Company's catalog, original documentation of the Company's claims of title may be unavailable or difficult to locate, which could adversely affect the Company's ability to sustain its rights in certain properties in the event of disputes over ownership rights. There has been no challenge to any of the Company's property rights from the original performing artists or producers to date.


Trademarks


     The Company intends to apply for United States trademark registrations for the "Fania" and "Fania All-Stars" names, as well as for the labels contained in the Company's catalog. Management considers the rights in these names to be important to the Company's business. There can be no assurance as to the breadth or degree of protection which trademarks may offer the Company or that any such trademark applications will result in issued trademarks. The Company is not aware of any claims or infringement or other challenges to the Company's rights to use these marks.


Employees

     As of November 30, 1997 the Company had seven employees, including two executive officers, one employee in promotion, one employee in studio production, one employee in publishing and two employees in administration and accounting. The Company's employees are not represented by a collective bargaining unit. The Company believes its employee relations are good.


Properties

     The Company's principal offices and recording studio are located in approximately 3,500 square feet of space in New York, New York. The premises are leased by Key, a company controlled by Mr. Masucci, pursuant to a five-year agreement (which expires in February 2001) with an unaffiliated third-party landlord at a rental of approximately $4,442 per month, which is equal to Key's cost. Key has agreed to assign its lease to these premises to the Company as of the date of this Prospectus. See "Certain Transactions."

                                  MANAGEMENT


Directors and Executive Officers

     The directors and executive officers of the Company are as follows:



Name                           Age    Position
---------------------------   -----   -------------------------------------
Gerald Masucci ............    63     Chairman of the Board, President and
                                      Chief Executive Officer
Victor Gallo   ............    60     Vice President and Director
John Anthony Rubino  ......    54     Chief Financial Officer
John S. McBride   .........    63     Director
Myron S. Mayer ............    63     Director
Joseph Hunter  ............    57     Director

     Gerald Masucci, founder of the Company, has been Chairman, President and Chief Executive Officer of the Company since its inception in 1986. Mr. Masucci co-founded Fania Records in 1964 and served as its President until 1979. From 1979 to 1983, Mr. Masucci served as President of Musica Latina, Inc. ("Musica Latina"), a company engaged in the production and marketing of Latin music. Mr. Masucci received a Juris Doctor from New York Law School in 1960 and is a member of the Bar of the State of New York.

     Victor Gallo has been Vice President of the Company since its inception in 1986 and a director since October 1997. Mr. Gallo is responsible for the overall business operations of the Company. Mr. Gallo served as Vice President of Fania Records from 1971 to 1979 and Vice President of Musica Latina from 1979 to 1983.

     John Anthony Rubino has agreed to become Chief Financial Officer of the Company upon the consummation of this offering. Mr. Rubino has been a certified public accountant since 1977 and has been a principal of John Anthony Rubino & Company, CPA PC since 1988. Mr. Rubino received a Bachelor of Business Administration from Pace University in 1966. John Anthony Rubino, CPA has been the Company's independent accountant since inception.

     John S. McBride has been a director of the Company since October 1997. Mr. McBride has been an attorney in private practice and member of the Bar of the State of New York for more than the past thirty years. Mr. McBride received a Juris Doctor from New York Law School in 1960.

     Myron S. Mayer has been a director of the Company since November 1997. Mr. Mayer has been a practicing attorney and member of the Bar of the State of New York since 1959, most recently with the firm of Rubin, Bailin, Ortoli, Mayer, Baker & Fry, LLP, specializing in all aspects of the entertainment, recording and music businesses. Mr. Mayer received a LLB degree from Columbia Law School in 1959.

     Joseph Hunter has been a director of the Company since December 1997. Mr. Hunter has been President of Karin Model LLC, a model management company, since 1995. From 1970 to 1995, Mr. Hunter was President of Ford Modeling Agency.

     All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

     The Company has agreed, for a period of five years from the date of this Prospectus, if so requested by the Representative, to nominate and use its best efforts to elect a designee of the Representative as a director of the Company or, at the Representative's option, as a non-voting advisor to the Company's Board of Directors. The Representative has not yet exercised its right to designate such a person.

Executive Compensation

     The following table sets forth the compensation for the Company's Chief Executive Officer during the fiscal year ended December 31, 1996 and the only other officer of the Company who received compensation in excess of $100,000 during the fiscal year ended December 31, 1996.


                          Summary Compensation Table




Name                    Principal Position            Salary
---------------------   -------------------------   ----------------
Jerry Masucci  ......   Chief Executive Officer       $  77,500(1)
Victor Gallo   ......   Vice President                $ 106,000

------------
(1) Represents producer's fees paid to Mr. Masucci. See "Certain Transactions."


     The Company did not have any long-term incentive or option plans during the fiscal year ended December 31, 1996.


Employment Agreements

     The Company has entered into three-year employment agreements with each of Messrs. Masucci and Gallo, effective as of the date of this Prospectus. The agreement with Mr. Masucci provides for an annual base compensation of $100,000 in the first year, increasing to $200,000 in the event the Company achieves pre-tax income of $1,800,000, and is subject to increases as determined by the Board of Directors in the second and third years of the agreement. Mr. Masucci is also entitled to standard producer's fees in the event that he produces Company recordings and a bonus equal to 10% of pre-tax income in excess of certain incremental earnings targets. The agreement with Mr. Gallo provides for annual base compensation of $100,000 in the first year, increasing to $150,000 and $175,000 in the second and third years of the agreement, respectively, and such bonuses as may be determined by the Company's board of directors. The employment agreements provide for employment on a full-time basis (and in the case of Mr. Masucci, increased responsibilities with respect to the Company's business affairs) and contain a provision that the employee will not compete or engage in a business competitive with the current or anticipated business of the Company during the term of the employment agreement and for a period of one year thereafter. The agreements provide that if the employee is terminated without cause (including as a result of a change in control), he will be entitled to receive severance pay equal to the base compensation through the term of the agreement, provided that if the employee is terminated during the third year or the last year of any renewal term, the employee will be entitled to receive additional compensation equal to the base compensation received from the Company during the one-year period prior to the date of termination.


Director Compensation and Committees


     Non-employee directors currently receive no cash compensation for serving on the Board of Directors other than reimbursement of reasonable expenses in attending Board meetings. The Company has agreed, as of the date of this Prospectus, to issue options to purchase 16,000 shares of Common Stock to non-employee directors. See "Stock Option Plan."


     The Company intends to establish an Audit Committee and a Compensation Committee of the Board of Directors prior to the consummation of the offering.


Stock Option Plan


     The Company has adopted the Plan, pursuant to which 250,000 shares of Common Stock are currently reserved for issuance upon the exercise of options designated as either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code") or
(ii) nonqualified options. ISOs may be granted under the Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

     The Plan is intended to qualify under Rule 16b-3 under the Securities Exchange Act of 1934, and is administered by the Board of Directors. The Board, within the limitations of the Plan, determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the option purchase price per share and the manner of exercise, and the time, manner and form of payment upon exercise of an option. Unless sooner terminated the Plan will expire in October 2007.

     ISOs granted under the Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The purchase price of non-qualified options granted under the Plan is determined by the Board. The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company) may not exceed $100,000. Options granted under the Plan will expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company). ISOs granted under the Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. Non-qualified options granted under the Plan may be transferred if such right is granted by the Board. In general, upon termination of employment of an optionee, all options granted to such person which are not exercisable on the date of such termination immediately terminate, and any options that are exercisable terminate three months following termination of employment. Any options granted to a person whose employment is terminated for cause or voluntarily without the consent of the Company terminate automatically as of the date of such termination of employment.

     The Plan contains anti-dilution provisions authorizing appropriate adjustments in certain circumstances. Shares of Common Stock subject to options which expire without being exercised or which are cancelled as a result of the cessation of employment are available for further grants. No shares of Common Stock of the Company may be issued to any optionee until the full option price has been paid. The Board may grant individual options under the Plan with more stringent provisions than those specified in the Plan.

     As of the date of this Prospectus, options to purchase an aggregate of 131,000 shares have been granted under the Plan, of which options to purchase 40,000, 15,000, 8,000, 4,000 and 4,000 shares, respectively, have been granted to Messrs. Gallo, Rubino, McBride, Mayer and Hunter at an exercise price equal to the public offering price per share. Such options vest as to one-third of the shares covered thereby on the first, second and third anniversary of the date of grant.


Indemnification and Exculpation Provisions

     The Company's Certificate of Incorporation provides for indemnification of officers and directors to the fullest extent permitted by Delaware law. In addition, under the Company's Certificate of Incorporation, no director shall be liable personally to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that the Certificate of Incorporation does not eliminate the liability of a director for (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of the date of this Prospectus and as adjusted to reflect the sale of the 1,600,000 shares of Common Stock offered hereby, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors and (iii) all executive officers and directors as a group:



                                                                                        Percentage of
                                                                                     Outstanding Shares
                                                                                             Owned
                                                                                    ----------------------
Name and Address of                                        Amount and Nature of      Before       After
Beneficial Owner (1)                                       Beneficial Ownership     Offering     Offering
--------------------------------------------------------   ----------------------   ----------   ---------
Sonido, Inc.(2)  .......................................         2,975,000          100.0%        65.0%
Jerry Masucci(2) .......................................         2,975,000          100.0          65.0
Victor Gallo  ..........................................                --             --           --
John S. McBride  .......................................                --             --           --
Myron S. Mayer   .......................................                --             --           --
Joseph Hunter ..........................................                --             --           --
All officers and directors as a group (five persons)   .         2,975,000          100.0%        65.0%

------------
(1) The address for each of such persons is in care of the Company, 112 West 31st Street, New York, New York 10001.

(2) Mr. Masucci owns all of the issued and outstanding capital stock of Sonido.

                             CERTAIN TRANSACTIONS

     The Company was organized in October 1997 as successor to the business of Sonido, a corporation controlled by Mr. Masucci and organized under the laws of the state of New York in February 1986. As of the date of this Prospectus, the Company will effect the Reorganization, pursuant to which Sonido will transfer to the Company certain assets, consisting primarily of all of its rights to the catalog (including its master recordings, publishing rights, intellectual property rights, contracts with artists, authors and others and rights and obligations pursuant to the Valsyn License), all of its accounts payable, trade accounts receivable (in excess of income taxes payable) and inventory. Pursuant to the Reorganization, Sonido will retain all of its other assets, including cash, and has agreed to discontinue the creation, production, manufacture and/or sale of recordings following the Reorganization. In connection with the Reorganization, Mr. Masucci agreed, as of the date of this Prospectus, to transfer his ownership in JMM to the Company, which includes rights to the Sony agreement and agreements with certain recording artists.

     In connection with the purchase of the catalog, the Company agreed to pay Sonido $500,000 (together with accrued interest at the rate of 8% per annum) on the fifth anniversary of the consummation of this offering to reimburse Sonido for amounts paid to Valsyn pursuant to an amendment to the Valsyn License in November 1997.

     Mr. Masucci has personally guaranteed the payment by the Company of $1,500,000 to Valsyn on the first anniversary of the consummation of this offering. Mr. Masucci has also guaranteed an obligation of Sonido to pay Valsyn $450,000 on the tenth day following the consummation of this offering.

     The Company leases studio time from Key, a company controlled by Mr. Masucci, and occupies office space rented by Key. For the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, the Company paid Key $413,000, $497,000 and $340,000, respectively, in connection with such arrangement, which represents Key's cost. Key has agreed, as of the date of this Prospectus, to contribute all of its recording equipment to the capital of the Company and to assign its lease to the Company with respect to 3,500 square feet of office and recording studio space.

     Mr. Masucci made aggregate non-interest bearing advances of $151,222 to the Company in connection with the purchase of a condominium in Miami, Florida. As of September 30, 1997, $13,504 of such advances remain outstanding. The condominium is being retained by Sonido pursuant to the Reorganization.

     The Company has made non-interest bearing advances aggregating $151,000 at September 30, 1997 to certain entities controlled by Mr. Masucci. Such amounts are payable to Sonido pursuant to the Reorganization.

     John Anthony Rubino, who has agreed to become Chief Financial Officer of the Company upon the consummation of this offering, is President of John Anthony Rubino & Company, CPA PC, an accounting firm which audited the Company's financial statements for the year ended December 31, 1995. The Company paid such firm $3,450, $94,100 and $64,000, respectively, during the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997.

     Myron S. Mayer, a director of the Company, is a member of the law firm of Rubin, Bailin, Ortoli, Mayer, Baker & Fry, LLP. The Company paid such firm $30,800 and $32,300, respectively, during the year ended December 31, 1996 and the nine months ended September 30, 1997.

     Future transactions between the Company and its officers and directors and their respective affiliates will be on terms and conditions no less favorable to the Company than could be obtained from unaffiliated third parties based on similar transactions and will be approved by a majority of the independent and disinterested members of the Board of Directors of the Company.

                           DESCRIPTION OF SECURITIES


General

     The Company is authorized to issue 15,000,000 shares of Common Stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $.01 per share. As of the date of this Prospectus, there are 2,975,000 shares of Common Stock issued and outstanding and held of record by one holder, and no shares of preferred stock are outstanding.


Common Stock

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably the assets of the Company, if any, legally available for distribution to them after payment of debts and liabilities of the Company and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued upon payment of the consideration set forth in this Prospectus, fully paid and non-assessable.


Preferred Stock

     The Company is authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.


Delaware Anti-Takeover Law

     The Company is subject to certain anti-takeover provisions under Section 203 of the Delaware General Corporation Law. In general, under Section 203, a Delaware corporation may not engage in any business combination with any "interested stockholder" (a person that owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation or is an affiliate of a corporation and was the owner of 15% or more of the outstanding voting stock), for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The restrictions imposed by
Section 203 will not apply to a corporation if the corporation's initial certificate of incorporation contains a provision expressly electing not to be governed by this section or the corporation by action of its stockholders holding a majority of outstanding stock adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203.

     The Company has not elected out of Section 203, and upon consummation of this offering and the listing of Common Stock on Nasdaq, the restrictions imposed by Section 203 will apply to the Company. Such provision could have the effect of discouraging, delaying or preventing a takeover of the Company, which could otherwise be in the best interest of the Company's stockholders, and have an adverse effect on the market price for the Company's Common Stock.

Transfer Agent and Warrant Agent

     The transfer and registrar agent for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the consummation of this offering, the Company will have 4,575,000 shares of Common Stock outstanding, assuming no exercise of outstanding options and warrants. All 1,600,000 of the shares being offered hereby will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (in general, a person who has a control relationship with the Company), which shares will be subject to the resale limitations, described below, of Rule 144 promulgated under the Securities Act. The remaining 2,975,000 shares are deemed to be "restricted securities," as that term is defined under Rule 144, in that such shares were issued and sold by the Company in private transactions not involving a public offering and, as such, may only be sold pursuant to an effective registration under the Securities Act, in compliance with the exemption provisions of Rule 144 or pursuant to another exemption under the Securities Act. Such "restricted" shares will become eligible for sale under Rule 144 commencing October 1998 (subject to the contractual restrictions described below).

     In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated with an affiliate), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale and who has beneficially owned shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

     All of the Company's officers, directors and securityholders have agreed not to sell or otherwise dispose of any securities for a period of thirteen months following the date of this Prospectus without the prior written consent of the Representative. In addition, the Company has granted certain demand and "piggy-back" registration rights to the Representative with respect to the securities issuable upon exercise of warrants.

     Prior to this offering, there has been no market for the Common Stock and no prediction can be made as to the effect, if any, that public sales of shares of Common Stock or the availability of such shares for sale will have on the market prices of the Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability in the future to raise additional capital through the sale of its equity securities.

                                 UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Gilford Securities Incorporated is acting as Representative, have agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company on a "firm commitment" basis the shares set forth opposite their respective names:



Underwriters                              Number of Shares
---------------------------------------   -----------------
Gilford Securities Incorporated  ......
   Total.   ...........................      1,600,000
                                             =========

     The Underwriters are committed to purchase and pay for all of the shares of Common Stock offered hereby if any shares of Common Stock are purchased. The shares of Common Stock are being offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by counsel and certain other conditions.

     The Representative has advised the Company that it initially proposes to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus. The Representative may allow to certain dealers who are members of the National Association of Securities
Dealers, Inc. (the "NASD") concessions, not in excess of $    per share of
Common Stock, of which amount a sum not in excess of $     per share of Common
Stock may be reallowed by such dealers to other dealers which are members of the NASD. The Representative has informed the Company that it does not expect sales to discretionary accounts by Underwriters to exceed 5% of the shares offered hereby.

     The Company has granted to the Underwriters an option, exercisable within 45 days from the date of this Prospectus, to purchase from the Company at the public offering price, less underwriting discounts and the non-accountable expense allowance, all or part of an additional 240,000 shares of Comon Stock on the same terms and conditions of the offering for the sole purpose of covering over-allotments, if any.

     In connection with this offering, the Company has agreed to issue and sell to the Representative and/or its designees, at the closing of the proposed underwriting, for nominal consideration, five year Representative's Warrants (the "Representative's Warrants") to purchase 160,000 shares of Common Stock.
The Representative's Warrants are exercisable at a price of $       per share
of Common Stock at any time during a period of four years commencing one year from the date of this Prospectus and are restricted from sale, transfer, assignment or hypothecation for a period of twelve months from the date hereof, except to officers of the Representative. The Representative's Warrants contain anti-dilution provisions providing for adjustment of the number of shares of Common Stock and exercise price under certain circumstances. The Representative's Warrants grant to the holders thereof and to the holders of the underlying securities certain rights of registration of the securities underlying the Representative's Warrants.

     The Company has also agreed, for a period of five years from the date of this Prospectus, if so requested by the Representative, to nominate and use its best efforts to elect a designee of the Representative as a director of the Company or, at the Representative's option, as a non-voting advisor the Company's Board of Directors. The Representative has not yet exercised its right to designate such a person.

     All of the Company's officers, directors and securityholders have agreed not to sell or otherwise dispose of any securities of the Company for a period of thirteen months following the date of this Prospectus without the prior written consent of the Representative.

     The Company has agreed to pay to the Representative a nonaccountable expense allowance of three percent (3%) of the gross proceeds of this offering, of which $50,000 has been paid to date. The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

     Prior to this offering, there has been no public market for the Common Stock. Accordingly, the initial public offering price of the Common Stock was determined by negotiations between the Company and the Representative. The factors considered in determining the price, in addition to the prevailing market conditions, included the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, its capital structure and such other factors that were deemed relevant. The offering price does not necessarily bear any relationship to the assets, results of operations or net worth of the Company.

     In order to facilitate the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own accounts. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to a dealer for distributing the Common Stock in the offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover short position, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.


                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Tenzer Greenblatt LLP, New York, New York. Orrick, Herrington & Sutcliffe LLP, New York, New York, has acted as counsel for the Underwriters in connection with the offering.


                                    EXPERTS

     The financial statements for the year ended December 31, 1996, in this Prospectus have been included herein in reliance upon the report of BDO Seidman, LLP, independent auditors, given upon the authority of that firm as experts in accounting and auditing.

     The financial statements for the year ended December 31, 1995 in this Prospectus have been included herein in reliance upon the report of John Anthony Rubino & Company, CPA PC, independent auditor, given upon the authority of that firm as experts in accounting and auditing. See "Certain Transactions."


     In October 1997, the Board of Directors of the Company consented to retain BDO Seidman, LLP to serve as the Company's independent auditors following the resignation of John Anthony Rubino & Company, CPA PC. There were no disagreements with John Anthony Rubino & Company, CPA PC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and such firm's reports on the Company's financial statements did not contain an adverse opinion or disclaimer or qualification as to uncertainty, audit scope or accounting principles.


                            ADDITIONAL INFORMATION

     Upon consummation of this offering, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company intends to furnish to its stockholders with annual reports containing audited financial statements and such other reports as the Company deems appropriate or as may be required by law.

     The Company has filed with the Commission a registration statement on Form SB-2 under the Act (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the securities offered hereby. This Prospectus, filed as part of such Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the Registration Statement. The Registration Statement may be inspected without charge at the Commission's principal office, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at the Chicago Regional Office, 500 West Madison Street, Chicago, Illinois, 60601-2511, and at the New York Regional Office, 7 World Trade Center, New York, New York 10048, and copies of such materials can be obtained from the Commission's Public Reference Section at prescribed rates. The Registration Statement, Exhibits and such reports and other information may also be accessed electronically by means of the Commission's site on the worldwide web at http://www.sec.gov.

                        Fania Entertainment Group, Ltd.




                                                                                               Index
                                                                                             -----------
Reports of Independent Certified Public Accountants   ....................................   F-2 - F-3
Financial statements:
 Balance sheets as of December 31, 1995 and 1996; September 30, 1997 (unaudited) .........   F-4
 Statements of income for the years ended December 31, 1995 and 1996; for the nine months
   ended September 30, 1996 and 1997 (unaudited)   .......................................   F-5
 Statements of stockholder's equity (deficit) for the years ended December 31, 1995 and
  1996;
   for the nine months ended September 30, 1997 (unaudited) ..............................   F-6
 Statements of cash flows for the years ended December 31, 1995 and 1996; for the nine months
   ended September 30, 1996 and 1997 (unaudited)   .......................................   F-7
 Notes to financial statements   .........................................................   F-8 - F-15

              Report of Independent Certified Public Accountants




Board of Directors and Stockholder
 of Fania Entertainment Group, Ltd.
New York, New York

We have audited the accompanying balance sheet of Fania Entertainment Group, Ltd. (formerly Sonido, Inc.) as of December 31, 1996, and the related statements of income, stockholder's equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fania Entertainment Group, Ltd. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




BDO Seidman, LLP



New York, New York
November 17, 1997, except for
Note 1(b) which is as of ______.

              Report of Independent Certified Public Accountants




Board of Directors and Stockholder
 of Fania Entertainment Group, Ltd.
New York, New York

We have audited the accompanying balance sheet of Fania Entertainment Group, Ltd. (formerly Sonido, Inc.) as of December 31, 1995, and the related statements of income, stockholder's equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fania Entertainment Group, Ltd. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




John Anthony Rubino & Company, CPA, PC



Smithtown, New York
April 21, 1997, except for
Note 1(b) which is as of ______.

                        Fania Entertainment Group, Ltd.

                                Balance Sheets




                                                           December 31                                       Pro Forma
                                                  -----------------------------                             As Adjusted
                                                     1995             1996        September 30, 1997     September 30, 1997
                                                  --------------   ------------   --------------------   -------------------
                                                                                     (unaudited)            (unaudited)
                                                                                                             (Note 12)
Assets
Current:
 Cash   .......................................    $  246,973       $1,930,355         $2,740,471            $ 4,768,000
 Accounts receivable (Note 3)   ...............     2,045,538        1,533,921          2,132,884              1,182,334
 Inventory ....................................       445,439          521,015            627,694                627,694
 Other receivables (Note 7)  ..................        66,324          193,000            276,572                 17,500
                                                   ----------       ----------         ----------            -----------
   Total current assets   .....................     2,804,274        4,178,291          5,777,621              6,595,528
Property and equipment, net (Note 4)  .........        84,891          199,974            215,463                 64,463
Music catalogs and publishing rights, net
 (Note 5)  ....................................     2,743,956        2,349,792          2,157,199              2,886,991
Deferred offering costs   .....................            --          100,000            220,000                     --
                                                   ----------       ----------         ----------            -----------
                                                   $5,633,121       $6,828,057         $8,370,283            $ 9,546,982
                                                   ==========       ==========         ==========            ===========
Liabilities and Stockholder's Equity
 (Deficit)
Current:
 Current portion of long-term debt
   (Note 6)   .................................    $1,123,201       $2,207,401         $2,207,401            $ 1,350,000
 Accounts payable and accrued expenses   .            644,021          550,472            616,560                554,822
 Deferred royalty income  .....................            --               --            167,430                167,430
 Income taxes payable  ........................         1,280          576,922            950,550                     --
                                                   ----------       ----------         ----------            -----------
   Total current liabilities ..................     1,768,502        3,334,795          3,941,941              2,072,252
Long-term debt, less current portion
 (Note 6)  ....................................     3,900,788        2,693,388          2,912,807                500,000
Deferred income taxes (Note 9)  ...............       175,000          148,000            148,000                148,000
                                                   ----------       ----------         ----------            -----------
   Total liabilities   ........................     5,844,290        6,176,183          7,002,748              2,720,252
                                                   ----------       ----------         ----------            -----------
Stockholder's equity (deficit):
 Capital stock, par value $.01 per share --
   shares issued and outstanding
   2,975,000 and 4,575,000 pro forma as
   adjusted   .................................        29,750           29,750             29,750                 45,750
 Additional paid-in capital  ..................            --               --                 --              6,780,980
 Retained earnings (deficit) ..................      (240,919)         622,124          1,337,785                     --
                                                   ----------       ----------         ----------            -----------
   Total stockholder's equity (deficit)  ......      (211,169)         651,874          1,367,535              6,826,730
                                                   ----------       ----------         ----------            -----------
                                                   $5,633,121       $6,828,057         $8,370,283            $ 9,546,982
                                                   ==========       ==========         ==========            ===========

                See accompanying notes to financial statements.

                        Fania Entertainment Group, Ltd.

                             Statements of Income




                                                               Year ended                Nine months ended
                                                              December 31,                 September 30,
                                                       ---------------------------   --------------------------
                                                          1995           1996           1996           1997
                                                       ------------   ------------   ------------   -----------
                                                                                            (unaudited)
Sales (Note 8)  ....................................    $3,628,926     $4,559,164     $3,357,334     $3,561,398
Royalties ..........................................       372,895        545,067        245,066        169,172
                                                        ----------     ----------     ----------     ----------
 Total revenues ....................................     4,001,821      5,104,231      3,602,400      3,730,570
Direct costs (Note 7) ..............................     2,046,982      2,908,173      1,975,904      1,776,338
                                                        ----------     ----------     ----------     ----------
 Gross profit   ....................................     1,954,839      2,196,058      1,626,496      1,954,232
Selling, general and administrative expenses
 (Note 7) ..........................................       590,479        424,933        289,578        618,953
                                                        ----------     ----------     ----------     ----------
 Operating income  .................................     1,364,360      1,771,125      1,336,918      1,335,279
Interest expense -- net  ...........................       437,001        356,082        246,221        171,618
                                                        ----------     ----------     ----------     ----------
 Income before income taxes ........................       927,359      1,415,043      1,090,697      1,163,661
Income taxes (Note 9) ..............................        30,302        552,000        394,200        448,000
                                                        ----------     ----------     ----------     ----------
Net income   .......................................    $  897,057     $  863,043     $  696,497     $  715,661
                                                        ==========     ==========     ==========     ==========
Net income per share  ..............................    $      .30     $      .29     $      .23     $      .24
                                                        ==========     ==========     ==========     ==========
Weighted average number of shares outstanding       .    2,975,000      2,975,000      2,975,000      2,975,000
                                                        ==========     ==========     ==========     ==========

                See accompanying notes to financial statements.

                        Fania Entertainment Group, Ltd.

                 Statements of Stockholder's Equity (deficit)


Years ended December 31, 1995 and 1996 and nine months ended September 30, 1997
                       (unaudited)




                                                       Capital stock          Retained              Total
                                                  -----------------------     earnings          stockholder's
                                                   Shares        Amount      (deficit)         equity (deficit)
                                                  -----------   ---------   ----------------   -----------------
Balance, January 1, 1995  .....................   2,975,000     $29,750      $ (1,137,976)       $ (1,108,226)
Net income ....................................          --          --           897,057             897,057
                                                  ---------     -------      ------------        ------------
Balance, December 31, 1995   ..................   2,975,000      29,750          (240,919)           (211,169)
Net income ....................................          --          --           863,043             863,043
                                                  ---------     -------      ------------        ------------
Balance, December 31, 1996   ..................   2,975,000      29,750           622,124             651,874
Net income (unaudited) ........................          --          --           715,661             715,661
                                                  ---------     -------      ------------        ------------
Balance, September 30, 1997 (unaudited)  ......   2,975,000     $29,750      $  1,337,785        $  1,367,535
                                                  =========     =======      ============        ============

                See accompanying notes to financial statements.

                        Fania Entertainment Group, Ltd.

                            Statements of Cash Flows
                                   (Note 10)





                                                                 Year Ended                    Nine months ended
                                                                December 31,                     September 30,
                                                       -------------------------------   -----------------------------
                                                          1995              1996            1996            1997
                                                       ---------------   -------------   -------------   -------------
                                                                                                  (unaudited)
Cash flows from operating activities:
 Net income  .......................................    $    897,057      $  863,043      $  696,497      $  715,661
                                                        ------------      ----------      ----------      ----------
 Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation ....................................           3,144          13,978          10,485           6,630
   Amortization of master costs   ..................         534,437         711,663         475,645         423,094
   Imputed interest   ..............................         455,162         376,799         258,599         219,419
   Deferred income taxes ...........................          29,821         (27,000)        (27,000)             --
   Changes in assets and liabilities:
    Decrease (increase) in:
      Accounts receivable   ........................        (439,624)        511,617         157,561        (598,963)
      Inventory ....................................        (113,337)        (75,576)        (54,561)       (106,679)
      Other receivables  ...........................         133,676        (126,676)       (162,390)        (83,572)
    Increase (decrease) in:
      Accounts payable and accrued expenses   ......         168,542        (100,870)        (66,218)         66,088
      Deferred royalty income  .....................              --              --              --         167,430
      Income taxes payable  ........................            (240)        575,642         437,842         373,628
                                                        ------------      ----------      ----------      ----------
       Total adjustments ...........................         771,581       1,859,577       1,029,963         467,075
                                                        ------------      ----------      ----------      ----------
       Net cash provided by operating
         activities   ..............................       1,668,638       2,722,620       1,726,460       1,182,736
                                                        ------------      ----------      ----------      ----------
Cash flows from investing activities:
 Expenditures for music catalogs and publishing
   rights ..........................................        (158,771)       (317,499)        (46,786)       (230,501)
 Sale of Assets ....................................              --          41,002              --              --
 Expenditures for property and equipment   .........         (88,035)       (162,741)        (84,808)        (22,119)
                                                        ------------      ----------      ----------      ----------
       Net cash used in investing activities  ......        (246,806)       (439,238)       (131,594)       (252,620)
                                                        ------------      ----------      ----------      ----------
Cash flows from financing activities:
 Payments on long-term debt ........................      (1,500,000)       (500,000)       (500,000)             --
 Deferred offering costs ...........................              --        (100,000)             --        (120,000)
                                                        ------------      ----------      ----------      ----------
       Net cash used in financing activities  ......      (1,500,000)       (600,000)       (500,000)       (120,000)
                                                        ------------      ----------      ----------      ----------
Net increase (decrease) in cash   ..................         (78,168)      1,683,382       1,094,866         810,116
Cash, beginning of period   ........................         325,141         246,973         246,973       1,930,355
                                                        ------------      ----------      ----------      ----------
Cash, end of period   ..............................    $    246,973      $1,930,355      $1,341,839      $2,740,471
                                                        ============      ==========      ==========      ==========

                See accompanying notes to financial statements.

                        Fania Entertainment Group, Ltd.

                         Notes to Financial Statements

          (Financial information as of September 30, 1997 and for the periods ended September 30, 1996 and 1997 is unaudited)

1. Business

     (a) Organization

     Fania Entertainment Group, Ltd. (the "Company") is an independent record company that produces, markets and sells Latin music on compact discs and cassette tapes.

     (b) Reorganization

     The Company was organized in October 1997 as successor to the business of Sonido, Inc. ("Sonido"), a corporation controlled by Mr. Gerald Masucci and organized under the laws of the State of New York in February 1986. As of the effective date of this registration statement, the Company will effect the reorganization, pursuant to which (i) Sonido will transfer to the Company all of its assets and liabilities except cash, other receivables, certain property and equipment and certain payables (see Note 12) and (ii) Sonido will purchase certain worldwide rights from the licensor (Notes 5 and 6) for $500,000. The Company will reimburse Sonido, for this purchase, in five years plus 8% interest.

     Financial statements have been retroactively adjusted to reflect the formation of the Company. The effects of the reorganization and distribution have been reflected in the pro forma September 30, 1997 balance sheet (see Note
12).

2. Summary of Accounting Policies

     Revenue Recognition

     The Company recognizes sales revenues at the time it ships its finished product to customers. The Company recognizes royalty income from its sublicenses when earned or, in the case of nonrefundable nonroyalty advances, at the time it receives payment.

     Inventory

     The Company values its inventory (consisting of compact discs and cassette tapes) at the lower of cost or current market value. Cost is determined using an average pricing method which approximates the first-in, first-out method
(FIFO).

     Advanced Artist Royalties

     Advanced artist royalties, which are not refundable, are expensed as paid to the artist.

     Music Catalogs and Publishing Rights

     Music catalogs and publishing rights are intangible assets which the Company has capitalized at cost. The Company calculates the total expected revenues of its music catalogs and publishing rights. Ratio of revenues earned to date compared with revenues expected to be earned, results in the amortization of these costs.

     The Company intends to pay all monies due under the licensing agreement and, accordingly, recorded total future payment as a liability in the financial statements. If the Company fails to make these payments, certain rights under this agreement will be forfeited.

     Property and Equipment

     Property and equipment are recorded at cost.

     Depreciation is computed on the straight-line method over the lives of the assets.

                        Fania Entertainment Group, Ltd.

          (Financial information as of September 30, 1997 and for the periods ended September 30, 1996 and 1997 is unaudited)

2. Summary of Accounting Policies  -- (Continued)

     Deferred Offering Costs


     Costs in connection with the proposed public offering consisting of professional fees have been deferred. These costs will be offset against the proceeds of a successful offering, or expensed if the proposed offering is not consummated.


     Income Taxes


     Deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities based upon statutory tax rates enacted for future periods.


     Use of Estimates


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     Fair Value of Financial Instruments


     The carrying amounts of cash, accounts receivable, accounts payable and other expenses approximate fair value because of the short maturity of these items. The carrying amounts of certain long-term debt approximate fair value because the underlying instruments are at terms which reflect prevailing market conditions.


     Accounting for the Impairment of Long-Lived Assets


     In 1996, the Company adopted the Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The effect of adopting this standard was insignificant.


     Accounting for Stock Based Compensation


     In connection with its adoption in 1996 of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company will adopt the intrinsic value method of accounting for employee stock options, and disclose the pro forma impact on net income and earnings per share as if the fair value-based method had been applied. For equity instruments, including stock options, issued to non-employees, including directors, the fair value of the equity instruments issued or the fair value of the consideration received, whichever is more readily determinable, is used to determine the value of services or goods received and the corresponding charge to operations.


     New accounting Standards Not Yet Adopted


     On March 3, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." This pronouncement provides for the calculation of Basic and Diluted earnings per share which is different from the current calculation of Primary and Fully Diluted earnings per share. The effect of adopting this new standard in December 1997 will not be material.


     In June 1997, the FASB issued two new disclosure standards. The Company's results of operations and financial position will be unaffected by implementation of these new standards.

                        Fania Entertainment Group, Ltd.

          (Financial information as of September 30, 1997 and for the periods ended September 30, 1996 and 1997 is unaudited)

2. Summary of Accounting Policies  -- (Continued)

     SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the way that public enterprises report information about operating segments in financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     Interim Periods

     The financial statements and related notes thereto as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments necessary to present fairly the information set forth therein. These adjustments consist solely of normal recurring accruals. The interim results are not necessarily indicative of the results to be expected for any future period.

3. Accounts Receivable

     The Company provides an allowance for the collection of doubtful accounts receivable as it believes necessary. The allowance for doubtful accounts was $74,200 at December 31, 1995 and 1996 and September 30, 1997.

     In accordance with standard industry practice, the Company permits the return of merchandise from customers for full credit. The Company provides an allowance for returns as it deems warranted based upon past experience. Returns have been immaterial to date.

4. Property and Equipment

     Major classes of property and equipment consist of the following:



                                                       December 31,
                                                  ----------------------   September 30,
                                                   1995         1996           1997
                                                  ---------   ----------   --------------
Furniture, fixtures and equipment  ............   $88,035     $ 58,553        $ 80,672
Construction-in-progress -- condominium  ......        --      151,221         151,221
                                                  -------     --------        --------
                                                   88,035      209,774         231,893
Less: Accumulated depreciation  ...............     3,144        9,800          16,430
                                                  -------     --------        --------
 Net property and equipment  ..................   $84,891     $199,974        $215,463
                                                  =======     ========        ========

                        Fania Entertainment Group, Ltd.

          (Financial information as of September 30, 1997 and for the periods ended September 30, 1996 and 1997 is unaudited)

4. Property and Equipment -- (Continued)

     In January 1996, the Company contracted to purchase a condominium which will serve as an additional office.

5. Music Catalogs and Publishing Rights

     The music catalogs and publishing rights consist of:




                                                                          December 31,
                                                                   ---------------------------   September 30,
                                                                      1995           1996            1997
                                                                   ------------   ------------   --------------
Music catalogs and publishing rights (see Notes 2 and 6)  ......    $5,751,611     $6,069,110      $6,299,611
Less: Accumulated amortization .................................     3,007,655      3,719,318       4,142,412
                                                                    ----------     ----------      ----------
Music catalogs and publishing rights ...........................    $2,743,956     $2,349,792      $2,157,199
                                                                    ==========     ==========      ==========

6. Long-term Debt

     On October 1, 1986, the Company entered into an agreement (the "Agreement") whereby the Company was granted the exclusive licensing and publishing rights to music catalogs through December 31, 1999 in both the United States and Puerto Rico for $748,000. In exchange for $10,000,000 (payable $500,000 in 1992 and 1993 and $1,500,000 in 1994 through 1999), the
Company will own the music catalogs and worldwide rights. The Company has made all required payments to date ($4,500,000) and it is the Company's intention to pay the balance of the obligation and acquire the music catalogs and worldwide rights. These payments do not bear interest and, accordingly, interest has been imputed at the prevailing interest rate of 7.5%.

     In 1995, the Company paid $1,500,000, as provided under the agreement. In 1996, the Company paid $500,000 and the remaining balance of $1,000,000, due December 31, 1996, was extended, as described below.

     In November 1997, the Company and the licensor entered into a revised agreement, whereby the Company agreed to pay the licensor the present value of $4,000,000 at the closing date of the proposed public offering of its common stock. The difference between this present value and $4,000,000 which will be paid is attributed to the purchase of the worldwide licensing rights. The Company agreed to make the final payment of $1,500,000 on the first anniversary of the closing date of the public offering. The Company acquired the worldwide license for music catalogs three years earlier than provided for in the agreement which cost $500,000. Sonido will pay for this license and the Company will repay $500,000 to Sonido in five years plus 8% interest. If the public offering does not occur, the Company will pay the licensor under the terms of the original agreement. See Note 12.

     The long-term debt is as follows:




                                                    December 31,
                                             ---------------------------   September 30,
                                                1995           1996            1997
                                             ------------   ------------   --------------
Face amount ..............................    $6,000,000     $5,500,000      $5,500,000
Less: Unamortized imputed interest  ......       976,011        599,211         379,792
                                              ----------     ----------      ----------
                                               5,023,989      4,900,789       5,120,208
Less: Current portion   ..................     1,123,201      2,207,401       2,207,401
                                              ----------     ----------      ----------
Long term portion ........................    $3,900,788     $2,693,388      $2,912,807
                                              ==========     ==========      ==========

     The imputed interest amortized for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997 was $455,162, $376,799, $258,599 and $219,419, respectively.

                        Fania Entertainment Group, Ltd.

          (Financial information as of September 30, 1997 and for the periods ended September 30, 1996 and 1997 is unaudited)

7. Related Party Transactions

     The Company pays a fee to an affiliated company for reimbursement of its cost for rent, salary, utilities and other expenses. During the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, the amount included in the Company's direct costs totaled $413,000, $497,000, $318,000 and $340,000, respectively. These costs will be incurred directly by the Company following the proposed public offering.

     The Company paid a producer fee to its chief executive officer during the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997; $88,500, $77,500, $59,000 and $41,870, respectively.

     Included in other receivables at December 31, 1995 and 1996 and September 30, 1997 is $43,000, $120,000 and $150,000 from two affiliated companies. These receivables do not bear interest.

8. Major Customers

     Sales to two unaffiliated customers accounted for approximately 20% and 13% of revenue for the year ended December 31, 1995 and three unaffiliated customers accounted for approximately 34%, 11% and 10% of revenue for 1996. Sales to two unaffiliated customers accounted for approximately 41% and 11% of revenue for the nine months ended September 30, 1996 and four unaffiliated customers accounted for approximately 20%, 15%, 12% and 12% of revenue for the nine months ended September 30, 1997.

     Sales outside of the United States were $1,113,000, $1,958,000 and $1,179,000 for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997, respectively. These transactions are in U.S. Dollars.


9. Income Taxes

     The provision for income taxes consists of the following:




                            Year ended December 31,
                           -------------------------
                             1995         1996
                           ----------   ------------
Current:
 Federal ...............    $     --     $ 474,000
 State and local  ......         481       105,000
                            --------     ---------
      Total ............         481       579,000
                            --------     ---------
Deferred:
 Federal ...............      24,821       (22,000)
 State and local  ......       5,000        (5,000)
                            --------     ---------
                              29,821       (27,000)
                            --------     ---------
      Total ............    $ 30,302     $ 552,000
                            ========     =========

     In 1995, the Company utilized approximately $850,000 of net operating losses which resulted in a tax benefit of $406,700.

                        Fania Entertainment Group, Ltd.

          (Financial information as of September 30, 1997 and for the periods ended September 30, 1996 and 1997 is unaudited)

9. Income Taxes  -- (Continued)

     The income tax rate varies from the Federal statutory rate. The following reconciliation shows the significant differences between the statutory and effective rates:




                                                           Year ended                Nine months
                                                          December 31,           ended September 30,
                                                   --------------------------   ----------------------
                                                     1995            1996         1996         1997
                                                   -------------   ----------   ----------   ---------
Federal income tax expense at the statutory rate
 of 34%  .......................................    $  315,302     $481,000     $371,000      $395,000
State income tax expense, net of Federal tax
 benefit .......................................       121,700       71,000       23,200        53,000
Change in deferred tax valuation allowance --
 utilization of net operating loss  ............      (406,700)          --           --            --
                                                    ----------     --------     --------      --------
                                                    $   30,302     $552,000     $394,200      $448,000
                                                    ==========     ========     ========      ========

     Deferred income taxes arise from temporary differences between the financial accounting and income tax basis of assets and liabilities and are comprised of the following:




                                                                      December 31,
                                                               ---------------------------
                                                                 1995           1996
                                                               ------------   ------------
Amortization of music catalogs and publishing rights  ......    $ 205,000      $ 178,000
Allowance for doubtful accounts  ...........................      (30,000)       (30,000)
                                                                ---------      ---------
 Total   ...................................................    $ 175,000      $ 148,000
                                                                =========      =========

10. Supplemental Disclosures of Cash Flow Information





                          Year Ended       Nine months
                         December 31,         ended
                        ---------------   September 30,
                        1995     1996         1997
                        ------   ------   --------------
Cash paid for:
 Income taxes  ......    $729     $729       $74,063
 Interest   .........      --       --         1,428
                         ====     ====       =======

11. Commitment and Contingencies

     (a) In June, 1996 the Company entered into an agreement with an independent production company. The agreement provides for the Company to pay an aggregate of $900,000 in nine installments over the three year term of the agreement as non-refundable advances. $500,000 has been paid to date and the production company is obligated to record at least six new masters a year which are acceptable to the Company during each year. To date, the production company has delivered nine completed master recordings to the Company. These capitalized payments have been included in music catalog and publishing rights on the Company's balance sheet.

     (b) In May 1997 the Company entered into a three year agreement with a distributor of music to act as the exclusive distributor for certain of the Company's products in the United States and Puerto Rico.

                        Fania Entertainment Group, Ltd.

          (Financial information as of September 30, 1997 and for the periods ended September 30, 1996 and 1997 is unaudited)

12. Pro Forma As Adjusted Balance Sheet (unaudited)

     The following schedule reflects the reorganization and sale of stock, as described in Note 1(b), as if it occurred on September 30, 1997. (in thousands)




                                                              Reorganization                           Sale of stock
                                               ---------------------------------------------  -------------------------------
                                                                                                                  Pro Forma
                                               Historical    Adjustments         Pro forma     Adjustments       As adjusted
                                               ------------  ------------------  -----------  -----------------  ------------
Assets
Cash  .......................................     $2,741        $  (2,741)(a)     $     --       $   8,768(b)       $4,768
                                                                                                    (4,000)(c)
Accounts receivable  ........................      2,133             (951)(d)        1,182              --           1,182
Inventories .................................        628               --              628              --             628
Other receivables ...........................        276             (259)(a)           17              --              17
                                                  ------        ---------         --------       ---------          ------
 Total current assets   .....................      5,778           (3,951)           1,827           4,768           6,595
Property and equipment  .....................        216             (151)(a)           65              --              65
Music catalogs ..............................      2,157              500 (e)        2,657             230 (c)       2,887
Deferred offering costs .....................        220               --              220            (220)(c)          --
                                                  ------        ---------         --------       ---------          ------
                                                  $8,371        $  (3,602)        $  4,769       $   4,778          $9,547
                                                  ======        =========         ========       =========          ======
Liabilities and Stockholder's
 Equity
Current portion of long-term debt   .........     $2,207        $      --         $  2,207       $  (2,207)(c)      $1,350
                                                                                                     1,350 (c)
Accounts payable  ...........................        617              (62)(a)          555              --             555
Deferred royalty income .....................        167               --              167              --             167
Income tax payable   ........................        951             (951)(d)           --              --              --
                                                  ------        ---------         --------       ---------          ------
 Total current liabilities ..................      3,942           (1,013)           2,929            (857)          2,072
Long-term debt ..............................      2,913               --            2,913          (2,913)(c)          --
Due to Sonido  ..............................         --              500 (e)          500              --             500
Deferred income taxes   .....................        148               --              148              --             148
                                                  ------        ---------         --------       ---------          ------
 Total liabilities   ........................      7,003             (513)           6,490          (3,770)          2,720
                                                  ------        ---------         --------       ---------          ------
Capital stock  ..............................         30               --               30              16 (b)          46
Additional paid-in capital ..................         --           (1,751)          (1,751)          8,532 (b)       6,781
Retained earnings (deficit)   ...............      1,338           (1,338)              --              --              --
                                                  ------        ---------         --------       ---------          ------
 Total stockholder's equity (deficit)  ......      1,368           (3,089)          (1,721)          8,548           6,827
                                                  ------        ---------         --------       ---------          ------
                                                  $8,371        $  (3,602)        $  4,769       $   4,778          $9,547
                                                  ======        =========         ========       =========          ======

------------
(a) As part of the reorganization, the predecessor company (Sonido) retained all cash, other receivables, certain construction-in-process and certain payables.

(b) Sale of stock, 1,600,000 shares at $6.50 per share, less expenses of $1,852,000.

(c) Prepayment of debt totaling $4,000,000 and reclassifying the remaining $1,500,000 (discounted to $1,350,000) to current liabilities. The amount paid by the Company in excess of the present value of $4,000,000 was agreed to be additional cost of the worldwide agreement (see (e) below and Note 6).

(d) Accounts receivable, equal to income tax payable, will be retained by Sonido.

(e) The Company acquired the worldwide license for music catalogs three years earlier than provided for in agreement (see Note 1 (b)) which cost $500,000. Sonido will pay for this license and the Company will repay the $500,000 to Sonido in five years plus 8% interest.

                        Fania Entertainment Group, Ltd.

          (Financial information as of September 30, 1997 and for the periods ended September 30, 1996 and 1997 is unaudited)

13. Subsequent Events

     (a) Public Offering

     The Company has signed a letter of intent with an underwriter in connection with a proposed public offering of up to 1,840,000 shares of the Company's common stock, and the Company has agreed to issue warrants to the underwriter to purchase 160,000 shares of Common Stock upon the closing of the offering. There will be no charges to operations as a result of the issuance of common stock and warrants to the underwriter.

     (b) Reorganization

     In connection with the proposed public offering, the Company has reorganized, authorized preferred stock, entered into employment agreements with its officers and established a Stock Option Plan. See details discussed in Notes 1 and 12.

     (c) Preferred Stock

     The Company authorized Preferred Stock; the rights, preferences and limitations may be designated by the Company's Board of Directors at any time.

     (d) Employment Agreements

     The Company entered into employment agreements with two key officers which expire in 2000. The total annual base salaries for each of the three years ended 2000 aggregate $200,000, $250,000 and $275,000, respectively. In addition, an officer is entitled to a bonus based on increases in net income.

     (e) Stock Option Plan

     The Board of Directors adopted and the stockholder of the Company approved the Stock Option Plan. The Stock Option Plan provides for the grant to qualified employees (including officers and directors) of the Company of options to purchase shares of the Common Stock. A total of 250,000 shares of Common Stock will be reserved by the Company for issuance upon exercise of stock options granted or which may be granted under the Stock Option Plan. The Stock Option Plan will terminate on the tenth anniversary of its adoption.

     The Company will grant options to purchase an aggregate of 131,000 shares of Common Stock at the initial public offering price to certain officers and directors of the Company. There will be no charge to operations as a result of the granting of these options.

     The Company applies Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for the Company's Stock Option Plans. Under APB 25, for options granted to employees at exercise prices equal to or greater than fair market value of the underlying common stock at the date of grant, no compensation cost is recognized.

     SFAS No. 123 "Accounting for Stock-Based Compensation" requires the Company to provide pro forma information regarding net income and net income per common share as if compensation costs for the Company's stock option plans had been determined in accordance with the fair value method prescribed in SFAS No. 123.

[Inside back cover: pictures of four of the Company's album covers with the names Celia, Puente, Hector and Maelo with the following text: Fania specializes in "Classic" Latin music contained in its extensive library of recordings.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
       No dealer, salesperson or any other person has been authorized to give any information or to make representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter.
This Prospectus does not constitute an offer to sell or solicitation of an offer to buy, any security other than the securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information in this Prospectus is correct as of any time subsequent to the dates as of which such information is given.



                 --------------------------------------------
                               TABLE OF CONTENTS



                                            Page
                                          ---------
Prospectus Summary   ..................       3
Risk Factors   ........................       6
The Company ...........................      12
Use of Proceeds   .....................      13
Dividend Policy   .....................      13
Dilution ..............................      14
Capitalization ........................      15
Selected Financial Data ...............      16
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations  ........................      17
Business ..............................      21
Management  ...........................      31
Principal Stockholders  ...............      34
Certain Transactions ..................      35
Description of Securities  ............      36
Shares Eligible for Future Sale  ......      37
Underwriting   ........................      38
Legal Matters  ........................      39
Experts  ..............................      39
Additional Information  ...............      39
Index to Financial Statements .........      F-1

Until _______ (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                     [LOGO]







                                     FANIA
                           ENTERTAINMENT GROUP, LTD.


                               1,600,000 Shares
                                      of
                                 Common Stock



                 --------------------------------------------
                                  PROSPECTUS
                 --------------------------------------------
                              GILFORD SECURITIES
                                 INCORPORATED



                                       , 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24. Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

     Section 102(b) of the Delaware General Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation law; or (iv) any transaction from which the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunction relief, specific performance or other equitable relief against directors.

     Article Nine of the Company's Certificate of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 145 of the General Corporation law of the State of Delaware (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article Ten of the Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for any monetary damages for breaches of fiduciary duty of loyalty to the Company or its stockholders' (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing-violation of law;
(iii) under Section 174 of the General Corporation of Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

     Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Reference is made to the Underwriting Agreement, the proposed form of which is filed as Exhibit 1.1, pursuant to which the Underwriters agree to indemnify the directors and certain officers of the Registrant and certain other persons against certain civil liabilities.

Item 25. Other Expenses of Issuance and Distribution.


        Securities and Exchange Commission registration fee  ......      $4,196.08
        NASD fee   ................................................       1,922.40
        NASDAQ listing fee  .......................................   *
        Printing and engraving costs ..............................   *
        Legal fees and expenses   .................................   *
        Accounting fees and expenses ..............................   *
        Blue Sky fees and expenses (including legal fees) .........   *
        Transfer agent and registrar fees and expenses ............   *
        Miscellaneous .............................................      $        *
                                                                      ------------
         Total  ...................................................      $ 500,000
                                                                      ============

------------
* To be provided by amendment.


Item 26. Recent Sales of Unregistered Securities.

     In October 1997, the Company issued 2,975,000 shares of Common Stock to Sonido, Inc.


Item 27. Exhibits

     (a) Exhibits




Exhibit
Number     Description
--------   -----------------------------------------------------------------------------------
   1.1     Form of Underwriting Agreement*
   3.1     Certificate of Incorporation
   3.2     Bylaws
   4.1     Form of Representative's Warrant Agreement, including Form of Warrant Certificate*
   5.1     Opinion of Tenzer Greenblatt LLP*
  10.1     Agreement and Plan of Reorganization Agreement*
  10.2     Agreement with Valsyn, S.A., as amended
  10.3     Form of Employment Agreements between the Registrant and Gerald Masucci and Victor
           Gallo*
  10.4     Agreement with Sony Discos Inc.
  10.5     Agreement with Pyrale Commercial, S.A.
  10.6     Standard Form of Recording Contract
  10.7     1997 Employee Stock Option Plan
  10.8     Lease between E&E Associates, LLC and Key Productions, Inc. and Assignment and
           Assumption
  23.1     Consent of Tenzer Greenblatt LLP (included in Exhibit 5.1)
  23.2     Consent of BDO Seidman LLP
  23.3     Consent of John Anthony Rubino & Company, CPA PC
  23.4     Consent of Mr. Rubino
  24.1     Power of Attorney (included in the Registration Statement)
  27       Financial Data Schedule (SEC use only)

------------
* to be filed by amendment


Item 28. Undertakings.

     The undersigned registrant hereby undertakes:

    (i) to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser;

    (ii) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

    (iii) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of New York, State of New York, on the 17th day of December, 1997.


                                          FANIA ENTERTAINMENT GROUP, LTD.



                                          By: /s/ Gerald Masucci
                                          -----------------------------------
                                            Gerald Masucci, President


                               POWER OF ATTORNEY

     Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Gerald Masucci and Victor Gallo and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including pre-effective amendments and post-effective amendments and amendments thereto) to this Registration Statement on Form SB-2 of Fania Entertainment Group, Ltd. and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in fact and agents, each acting alone or his substitute, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates stated.




            Signature                                     Title                           Date
            ---------                                     -----                           ----
    /s/ Gerald Masucci                          Chairman of the Board; President and     December 17, 1997
------------------------------------            Chief Executive Officer (Principal
        Gerald Masucci                          Executive and Accounting Officer)

    /s/ Victor Gallo                            Vice President and Director              December 17, 1997
------------------------------------
        Victor Gallo

    /s/ Jack McBride                            Director                                 December 17, 1997
------------------------------------
        Jack McBride

    /s/ Myron S. Mayer                          Director                                 December 17, 1997
------------------------------------
        Myron S. Mayer

    /s/ Joseph Hunter                           Director                                 December 17, 1997
------------------------------------
        Joseph Hunter

                                 EXHIBIT INDEX




Exhibit
Number     Description
------     -----------
   1.1     Form of Underwriting Agreement*
   3.1     Certificate of Incorporation
   3.2     Bylaws
   4.1     Form of Representative's Warrant Agreement, including Form of Warrant Certificate*
   5.1     Opinion of Tenzer Greenblatt LLP*
  10.1     Agreement and Plan of Reorganization Agreement*
  10.2     Agreement with Valsyn, S.A., as amended
  10.3     Form of Employment Agreements between the Registrant and Gerald Masucci and Victor
           Gallo*
  10.4     Agreement with Sony Discos Inc.
  10.5     Agreement with Pyrale Commercial, S.A.
  10.6     Standard Form of Recording Contract
  10.7     1997 Employee Stock Option Plan
  10.8     Lease between E&E Associates, LLC and Key Productions, Inc. and Assignment and
           Assumption
  23.1     Consent of Tenzer Greenblatt LLP (included in Exhibit 5.1)
  23.2     Consent of BDO Seidman LLP
  23.3     Consent of John Anthony Rubino & Company, CPA PC
  23.4     Consent of Mr. Rubino
  24.1     Power of Attorney (included in the Registration Statement)
  27       Financial Data Schedule (SEC use only)

------------
* to be filed by amendment